Dated August 3, 2013

SHARE SALE AND PURCHASE AGREEMENT

of 100% of the share capital of

The Colomer Group Participations, S.L.

By and between

Beauty Care Professional Products Participations, S.A.

Romol Hair & Beauty Group, S.L.

Norvo, S.L.

Staubinus España, S.L.

(as Sellers)

and

Revlon Consumer Products Corporation

(as Purchaser)

i

In Luxembourg, Barcelona and New York on this 3 day of August, 2013

THE PARTIES

I.	On one side,

Beauty Care Professional Products Participations, S.A. (“BCPPP”) a company incorporated in Luxembourg, registered with the Luxembourg trade and companies’ register under number B73.833, and whose registered office is at 33 Boulevard Prince Henri, L-1724 and, duly represented by Delphine Tempé, with French passport number 13AP9926, in her condition of director of BCPPP.

Romol Hair & Beauty Group, S.L. (“Romol”) a company incorporated in Spain with Tax Identification Number B-62696414 and whose registered office is at calle Urgell 240, 5 Barcelona, duly represented by Mr. Carlos Colomer Casellas, with Spanish Identification Card number 37608023-X, in his capacity of joint and several administrator. Romol is duly registered with the Commercial Registry of Barcelona in page 240260 of Section 8th.

Norvo, S.L. (“Norvo”) a company incorporated in Spain with Tax Identification Number B08068181 and whose registered office is at c/ Serrano 1, 3º, Madrid, duly represented by Mr. Daniel Gómez García, with Spanish Identification Card number 35023264-Z, in his capacity of representative of the Managing Director. Norvo is duly registered with the Commercial Registry of Madrid in page M-46318 of Section 8th.

Staubinus España, S.L. (“Staubinus”) a company incorporated in Spain with Tax Identification Number B-65653362 and whose registered office is at Compte d´Urgell 240, 5-B, Barcelona, duly represented by Mr. Carlos Colomer Casellas, with Spanish Identification Card number 37608023-X, in his capacity of Managing Director.

BCPPP, Romol, Norvo and Staubinus will be jointly referred to hereinafter as the “Sellers”, each a “Seller”.

II.	And, on the other side,

Revlon Consumer Products Corporation (“Purchaser”), a company incorporated in Delaware, whose headquarters is at 237 Park Avenue, New York, NY 10017, USA, duly represented by Robert Kretzman, its Executive Vice President and Chief Administrative Officer.

The Sellers and the Purchaser will be jointly referred to herein as the “Parties” and each of them individually as a “Party”.

whereas

I.	The Colomer Group Participations, S.L. (“TCGP” or the “Company”) is a Spanish company, with registered company address at Tirso De Molina nº 40, World Trade Center, Almeda Park, Cornellá (Barcelona), Barcelona and with Spanish Tax Identification Number B-62745740. TCGP is duly registered with the Commercial Registry of Barcelona in page 247179 of Section 8th.

II.	The Company, directly and through its subsidiaries (the Company and its subsidiaries, collectively, the “TCG Group”), is engaged in the business of manufacturing and distributing a broad line of salon and retail hair and nail care products around the world (the “Business”). Schedule II provides a chart which describes the TCG Group shareholding chain of control, headed by the Company.

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III.	The share capital of the Company amounts to 589,893.36 Euros fully subscribed for and paid in and divided into 10,227 shares (“participaciones sociales”), with a par value of 57.68 Euro each, numbered 1 through 10,227, both inclusive (the “Shares”).

IV.	The Sellers are lenders of four (4) subordinated loans with the Spanish company Colomer Beauty and Professional Products, S.L., an indirect subsidiary of the Company, dated 31 December 2006 and renewed on 31 December 2012 and payable on 31 December 2014 (each such loan, a “Shareholder’s Loan” and collectively, the “Shareholders’ Loans”), as described in more detail in Schedule IV.

As of 1 January 2013, the outstanding amount of principal, including capitalised interest accrued through 31 December 2012, of the Shareholders’ Loans was, in aggregate, USD 118,235,862.59. The amounts due to each Seller (including outstanding principal plus accrued interest) as of 1 January 2013 and as of the date of this Agreement are set out in Schedule IV. Interest has continued to accrue on the outstanding principal since 1 January 2013 at the rate of 4.8435% per annum (representing the one-year USD LIBOR spot rate as of 31 December 2012, plus 4%), compounded on a daily basis.

V.	The Sellers are the direct owners of the Shares of TCGP, as follows:

(i)	BCPPP:	8,388 Shares	(82.02%)

(ii)	Romol:	555 Shares	(5.42%)

(iii)	Norvo:	553 Shares	(5.41%)

(iv)	Staubinus:	731 Shares	(7.15%)

VI.	The Company is the borrower under a credit facility agreement entered into with BBVA, La Caixa, Société Genérale and BNPP (the “Lenders”), dated July 16, 2013 (the “TCG Facility”), by virtue of which the Lenders agreed to make available to the Company up to a maximum amount of Euros 120,000,000 (the “Maximum Facility Amount”), partly available for drawdown in Euros (€ 45 million) and partly in US Dollars (€ 75 million), at a floating rate based on Euribor plus a margin. At the time of the execution of this Agreement no funds have been withdrawn. The Company has not consented to the assignment of any creditor’s direct contractual position under the TCG Facility. The terms of the TCG Facility permit the Company to (a) distribute dividends in favor of the Sellers and/or reimburse the amounts due under the Shareholders Loans and (b) fund general corporate purposes in an amount not exceeding Euros 5,000,000; provided, however, that the Sellers have agreed to limit the ability of the TCG Group companies to draw down under the TCG Facility solely for the purposes of (a) above as set forth in this Agreement.

The Purchaser acknowledges and accepts, and the Sellers agree, that until the Closing Date (as defined below), the TCG Group may withdraw funds under that TCG Facility solely to distribute dividends in favor of the Sellers and/or to reimburse the amounts due under the Shareholders’ Loans, which will reduce the Shares Purchase Price in accordance with Clause 6.1 and/or the Shareholders’ Loans Purchase Price in accordance with Clause 7.1.

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VII.	The Sellers have organized and conducted a restricted sale process amongst a limited number of investors interested in the acquisition of the Company and/or its businesses, including the Purchaser, during which access to information on the TCG Group and its Business was disclosed to certain participants (the “Auction Process”).

VIII.	On June 21, 2013, the Purchaser addressed a non-binding offer to the Sellers (the “Preliminary Offer”) indicating a valuation for the acquisition of 100% of the Shares.

IX.	Following the receipt of the Preliminary Offer from the Purchaser and proposals from certain other prospective investors in the Company, the Purchaser and these other potential investors were given access to information on the TCG Group, its businesses and the Shares, both in writing and orally, covering the areas (financial information and management information, legal issues (including regulatory, litigation, environmental, intellectual and industrial property rights aspects), tax, employment, and technical matters, commercial and accounting items, and information related to TCG, the Shares and the Business) deemed relevant for assessing an investment in the Shares, supplemented by information in response to additional requests by the Purchaser (and its Representatives) and by other participants in the Auction Process (and their Representatives) and further supplemented by a final disclosure of certain more sensitive information for purposes of increasing the understanding of the Purchaser of the TCG Group (the “Due Diligence”), in each case, such access being in compliance with applicable antitrust and competition law.

X.	The sources of information included (i) vendor due diligence reports prepared by Deloitte, (ii) an online data room containing relevant financial, operational, tax and legal information on TCG Group referred to above, (iii) Q&A facility sessions and other direct interaction between the Purchaser and the management of the TCG Group, (iv) a private presentation by the TCG Group management and answers by the management to direct questions by the Purchaser, its Representatives and its advisors, (v) private meetings and conference calls with TCG Group management during which the Purchaser and its advisors were allowed to address questions in relation to the TCG Group and its Business directly to the TCG management, who responded directly to the Purchaser, and (vi) private visits to those Company’s factories the Purchaser asked to visit (all such documentation and information, the “Due Diligence Documentation”). The Purchaser acknowledges that the Purchaser, its management and its advisors have had direct access to the TCG Group management.

XI.	The Due Diligence review of the TCG Group by the Purchaser has been carried out by members of the Purchaser’s staff and by professional advisors retained by the Purchaser to assist the Purchaser’s staff, all such participants in the Due Diligence being experienced and qualified in the acquisition of businesses and/or in the beauty industry.

The Purchaser itself is a professional business organization with expertise and know how in this type of transaction.

XII.	The Due Diligence has been conducted by the Purchaser with the knowledge that the provisions, terms and conditions of this Agreement would include (i) only those limited representations and warranties and/or indemnities described in Clause 16.2, and (ii) the waiver by the Purchaser of any other claims based on any potential discrepancy between the actual present and/or future circumstances of the TCG Group and the Due Diligence Documentation that the Purchaser has had access to.

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XIII.	The Purchaser is entering (either directly or through one of its Affiliates) into employment agreements (to become effective only upon Closing) with certain members of senior management of the Company identified as Key Senior Management. The employment agreements do not involve the Sellers and are not a condition for Closing. Some of those managers have committed to the Sellers to agree with a purchaser of the TCG Group by undertaking by the relevant managers to continue serving the TCG Group for one year after the Closing if the purchaser were interested. The Purchaser is interested in being the beneficiary of such an undertaking by the Key Senior Management and accepts that the Sellers undertake no liability whatsoever vis-à-vis the Purchaser with respect to Key Senior Management agreeing with or abiding by their continuity commitment with the Purchaser.

XIV.	The Purchaser is willing to purchase the Shares from the Sellers, and the Sellers are willing to sell the Shares to Purchaser pursuant to the provisions, and subject to the conditions, set forth in this Agreement, and hence,

NOW THEREFORE, based upon the foregoing, the Parties agree to enter into this share sale and purchase agreement (the “Agreement”) and to be bound, and to abide, by the following:

CLAUSES

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

Capitalized terms used in this Agreement shall have the meanings given to them in the relevant definition contained in the provisions of this Agreement or otherwise set forth in Exhibit 1.

1.2.	Interpretation

The provisions of this Agreement shall be interpreted pursuant to the rules on interpretation of contracts established by Spanish common law at the time of the entering into this Agreement.

For the purposes of the interpretation of the Agreement the Parties acknowledge that they are all professional investors and that they have negotiated the drafting of this Agreement considering the rules set forth by the Sellers for the Auction Process.

Other specific interpretation rules to be applied are:

(a)	Where there is any inconsistency between the definitions set out in Exhibit 1 and the definitions set out in any other Clause, Exhibit or Schedule of this Agreement, then for the purposes of construing such Clause, Exhibit or Schedule, the definitions set out in such Clause or Exhibit shall prevail.

(b)	Although this Agreement is written in English, words appearing in Spanish or Latin in italics shall have their accepted meanings under Spanish law and legal doctrine and practice.

(c)	Any reference in this Agreement to the consent of the Purchaser shall mean the prior written consent of the Chief Executive Officer or Vice Chairman of Purchaser.

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2.	SALE AND PURCHASE OF THE SHARES AND ASSIGNMENT OF THE SHAREHOLDERS’ LOANS

2.1.	Object: Sale and purchase of the Shares and assignment of the Shareholders’ Loans

By agreeing to this Agreement, and subject to the terms and conditions hereof:

(a)	the Sellers undertake to transfer (i) the Shares to the Purchaser (each Seller with respect to all the Shares it owns as set forth in Whereas V), free and clear from any Encumbrances, with all rights and privileges attached to the Shares by virtue of the law or the Company’s by-laws, and (ii) the Shareholders’ Loans, and the rights and obligations of the Sellers thereunder, to the Purchaser (each Seller with respect to its Shareholder Loan), with all rights and privileges attached to the Shareholders’ Loans by virtue of the law;

(b)	the Purchaser undertakes the obligations to (i) pay the Shares Purchase Price (as defined in Clause 6 of this Agreement) for the Shares to the Sellers, (ii) pay the Shareholders’ Loans Purchase Price (as defined in Clause 7 of this Agreement), and (iii) provide the Company with cash in the amount of the Company’s total debt outstanding under the TCG Facility to fund payment by the Company to the lender of the full amount due thereunder as at the Closing Date (all such payment and funding obligations by the Purchaser, but subject in all cases to the last paragraph of Clause 6.1, being referred to as the “Payment and Funding Obligations”), and Purchaser further undertakes the obligation pursuant to Clause 17.5 in respect of the payment, if applicable, of the Contingent Purchase Price; and

(c)	in consideration of the preceding core obligations, the Parties undertake the additional obligations provided for in this Agreement.

2.2.	Structure of the deal

2.2.1.	Binding Agreement

The signing of this Agreement expresses the consent of the Parties to the provisions herein. Consequently, pursuant to Article 1450 of the Spanish Civil Code (“Código Civil”), (a) the Sellers become bound, as a several, not joint, obligation of each of them, to comply with the transfer of title to the Shares and the Shareholders’ Loans each of them respectively owns or holds, (b) the Purchaser becomes bound to comply with the Payment and Funding Obligations and (c) the Parties become bound and obliged to the fulfilment of all the additional obligations established in this Agreement, referred to in Clause 2.1 above (the “Transaction”).

2.2.2.	Condition Precedent

The Parties’ obligation to complete the Transaction on the Closing is, however, subject to the satisfaction of the condition precedent (“condición suspensiva”) defined as the Anti-trust Condition in Clause 3 within the time period established therein.

2.2.3.	Closing

Provided that the Anti-trust Condition is timely satisfied in accordance with Clause 3.2 below (or waived by all the Parties hereto), subject to Clause 13.1 and unless this Agreement is earlier terminated in accordance with Clause 13.2, the effective transfer of title of property to the Shares and the Shareholders’ Loans and settlement by the Purchaser of its Payment and Funding Obligations, shall be simultaneously effected at the Closing, together with the other actions described in Clause 12.2.

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2.2.4.	Interim Period

Subject to the terms and conditions of this Agreement, from (but including) the date of execution of this Agreement until the Closing (the “Interim Period”) the Sellers will be the owners of their respective Shares entitled to all economic and political rights attached thereto, but will be bound in favour of the Purchaser to abide by certain restrictions during that Interim Period with respect to TCG Group’s corporate decisions, business management and fund leakages, and are subject to certain consequences for their failure to abide by such restrictions, in each case as expressly provided for in this Agreement.

2.2.5.	Transfer of any value creation and risks to the Purchaser from signing

By effect of the execution of this Agreement, any increase or loss in the value of the TCG Group, its Business, the Shares and the Shareholders’ Loans (other than with respect to Leakage and Potential Announced Leakage or rights of Purchaser under Clause 16.2), and any contingent risk or improvement affecting them, whether caused by, arising out of or deriving from events prior to, or after, the execution of this Agreement, are conveyed to the Purchaser, subject to the Closing of the Transaction.

Except as otherwise provided in this Agreement, no occurrence subsequent to entering into this Agreement affecting the TCG Group, its Business, the Shares and/or the market and the general economic environment, including force majeure, will give right to any of the Parties to terminate the Agreement nor to modify the Shares Purchase Price (except for the Shares Purchase Price and/or Shareholders' Loans Purchase Price adjustment provided herein in case of any Potential Announced Leakage or any breach by the Sellers of their obligation not to effect any Leakage, other than Permitted Leakages, during the Interim Period).

3.	CONDITION PRECEDENT: MERGER CONTROL CLEARANCE CONDITION

3.1.	Anti-trust Condition

The obligation to consummate the Transaction on the Closing is subject to the condition precedent (the “Anti-trust Condition”) that not later than ninety (90) calendar days after the execution of this Agreement (that date or, if applicable, the latest date of the last extension that either the Sellers or the Purchaser may decide, on one or several subsequent occasions, up to a maximum of six (6) months in total from the execution of this Agreement, being referred to as the “Long Stop Date”) clearance by all merger control authorities in jurisdictions where such antitrust approvals are required to be obtained prior to Closing (i.e., Spain, USA, Russia and Ukraine as identified by Purchaser to Sellers) pursuant to applicable law (each a “Merger Control Authority” and all of them together, the “Merger Control Authorities”) shall be either (a) expressly issued, either subject to no conditions or (in consideration of the Purchaser’s analysis that the Transaction does not entail any significant negative consequence for anti-trust purposes) subject to any conditions (whether imposed upon the Purchaser or the TCG Group or both), other than any Burdensome Condition, or (b) tacitly presumed to have been issued, in each case, as specified in Clause 3.2.

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3.2.	Specific provisions regarding the Anti-trust Condition

Subject in all cases to Clause 3.4, the Purchaser undertakes to make timely, complete and appropriate filing for obtaining the anti-trust clearances from the Merger Control Authorities; to diligently and satisfactorily respond to any additional requests from them, including information; and to pursue in good faith the clearance proceedings seeking to obtain unconditional clearances or clearances subject to conditions that are not deemed to be Burdensome Conditions (as later defined). The Purchaser will keep the Sellers informed of the developments in the clearance proceedings.

The Anti-trust Condition will be deemed to have been fulfilled, or not fulfilled, as follows:

(a)	The Merger Control Authorities clear the Transaction by means of an unconditional express or tacit authorization: In this case, the Anti-trust Condition will be deemed fulfilled, with respect to each of the applicable Merger Control Authorities, at the following times: (a) in the event of an express authorization, when notice is delivered to either the Purchaser or the TCG Group by the relevant Merger Control Authorities informing of such clearance; or (b) in the event of tacit authorization, as of the time when clearance by the relevant Merger Control Authorities is considered tacitly granted in accordance with the applicable legislation (that is, if one or more of the Merger Control Authorities fails to make an express decision in respect of the Transaction within the time period specified in each of the applicable jurisdiction’s legal regulation(s) and, pursuant to such regulation(s), the Closing may proceed after the end of such period).

(b)	Any or all of the Merger Control Authorities clear the Transaction subject to fulfillment of certain conditions prior to the Closing or to the undertaking to fulfill certain conditions after the Closing: In this case, the Anti-trust Condition shall be deemed to be satisfied as of the later of (i) the date on which the decision by the last Merger Control Authority that assesses this Transaction, is notified to the Purchaser and (ii) the date on which, considering the decision of the relevant Merger Control Authorities, the Transaction can be completed without violating such clearance, provided that upon such completion of the conditions so required, the Transaction would not remain subject to any condition subsequent (condición resolutoria) whatsoever.

The Purchaser undertakes to accept any conditions (other than any Burdensome Condition) that the Merger Control Authorities may require to be fulfilled by the Purchaser, by the TCG Group or by both, for the Transaction to be approved, agrees to fulfill any such conditions and undertakes to bear all costs and other consequences arising therefrom (including the expenses and costs arising from the implementation of the conditions); provided that (i) the Sellers shall not permit any member of the TCG Group to agree to accept any conditions or incur any costs or other consequences without the prior written consent of the Purchaser and (ii) any proceeds resulting from any divestiture or other action taken in connection with any such conditions shall be for the benefit of the TCG Group.

Failure by the Purchaser to fulfill prior to the Closing, or to undertake to fulfill after the Closing, the relevant conditions imposed by the Merger Control Authorities (other than a Burdensome Condition) will be a default by the Purchaser, giving cause to the consequences provided for in Clause 13.

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The subordination of the approval by the Merger Control Authorities to any conditions shall not cause the amendment of the Shares Purchase Price or any other terms and conditions hereof and shall not cause any cost or expenses to the Sellers.

Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement will require the Purchaser to accept any conditions, or to otherwise take any action, agree to take any action or permit the Company to take or agree to take any action (including with respect to any of the Purchaser’s Affiliates or any member of the TCG Group), in respect of the Merger Control Authorities that would reasonably be expected to result, individually or in the aggregate, in a reduction in either the revenues or operating income of either the TCG Group or the Purchaser in an amount exceeding 20% of either the revenues or operating income of either the TCG Group (on a consolidated basis) or the Purchaser (on a consolidated basis but excluding the TCG Group) for the twelve (12) months immediately following the effectiveness of such condition or action (a “Burdensome Condition”). If the Purchaser elects not to complete the Transaction because of a Burdensome Condition, no compensation will be payable by the Purchaser to Sellers.

(c)	Any of the Merger Control Authorities in Spain or USA declares that the Transaction cannot be completed or pursuant to the relevant antitrust regulations no express final decision has been issued by the Long Stop Date and such non resolution has the effect that the Transaction could not be completed by the Long Stop Date (a “Tacit Rejection”): In this case, the Anti-trust Condition will be deemed not to have been fulfilled, and no compensation will be payable by Purchaser to the Sellers.

(d)	Any of the Merger Control Authorities in any country where the Transaction has to be cleared, other than Spain and USA (“Other Countries”), declares that the Transaction cannot be completed in respect of any of those Other Countries or pursuant to the relevant antitrust regulations of any of the Other Countries a Tacit Rejection applies by the Long Stop Date or a Burdensome Condition is issued by any of the Merger Control Authorities of any of the Other Countries: In this case, the Anti-trust Condition will be deemed not to have been fulfilled, and the Purchaser will become bound to pay to the Sellers the compensation set forth in Clause 13.3(ii).

(e)	The relevant Merger Control Authority expressly decide(s) to close the file without issuing any express decision on the concentration that would result from the Transaction: In this case, the Anti-trust Condition will be deemed to be fulfilled with respect to the relevant Merger Control Authority at the earliest time when formal or informal notice is delivered to either the Purchaser or the TCG Group by the relevant Merger Control Authority informing of such decision to close the file without an express decision on the Transaction (it being agreed that the Anti-trust Condition will only be deemed fulfilled with respect to the relevant Merger Control Authority pursuant to this Clause 3.2(e) to the extent that the Purchaser is permitted by relevant applicable anti-trust regulations to proceed with the Closing upon such closing of the file without an express decision and, to the extent the Purchaser is not so permitted, the Anti-trust Condition will be deemed not to have been fulfilled, no compensation will be payable by Purchaser to the Sellers).

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3.3.	Consequences of the Anti-trust Condition not being fulfilled

The obligation of the Parties to consummate the Transaction on the Closing will be terminated from 23:59 hours on the Long Stop Date if the Anti-trust Condition has not been fulfilled by that time.

If the Anti-trust Condition is deemed not to be fulfilled earlier pursuant to sub-Clause 3.2(c), the obligation of the Parties to complete the Transaction will be terminated at the earliest time when notice of the relevant decision is delivered to either the Purchaser or the TCG Group by the Merger Control Authorities or by the Long Stop Date if a Tacit Rejection applies.

In either case,

(a)	the provisions of Clause 13.3 will apply; and,

(b)	this Agreement will be terminated except for Clause 16.2(d) and (e), sub-Clauses 17.8 through 17.11 (inclusive) and Clauses 18 through 24 (inclusive), which will remain binding upon the Parties.

3.4.	General undertakings relating to the Anti-trust Condition

The Parties undertake to co-operate diligently with each other, and to use all reasonable endeavours by each of them (and the Sellers also as controlling shareholders of the TCG Group), to facilitate that the Anti-trust Condition is applied for, and fulfilled, as soon as reasonably practicable after the date hereof.

Specifically,

(a)	Each of Purchaser and Sellers (to the extent applicable) undertakes to complete, as soon as possible and in any event not later than twenty-five (25) Business Days following the date of this Agreement (which date shall be extended for Purchaser to the extent the Sellers have not provided the Purchaser with the required information regarding the Sellers, the TCG Group and its Business for such filings), the necessary filings before all the Merger Control Authorities, acting diligently and making its best efforts thereinafter to achieve any required clearances and authorizations in the shortest term possible (and subject to Clause 3.2). The Sellers shall diligently co-operate to provide Purchaser with the necessary information concerning the business of the TCG Group to duly complete the filings and receive the required clearances and authorizations.

(b)	As a general rule the preparation of the filings, information disclosures, communications and documentation to be reported to the Merger Control Authorities will be made jointly by the Purchaser and the TCG Group, unless legally forbidden or reasonably considered to be not advisable in consideration of precedent and recommended practice in front of the relevant Merger Control Authorities.

(c)	In the event that separate filings have to be made by any of the Parties and/or by the TCG Group, the Party or Parties not preparing the filing will cooperate in good faith with the Party preparing the filing, making available the relevant information needed or advisable to prepare and to file the necessary filings and, if applicable, to answer any query that the Merger Control Authorities may ask during the clearing proceedings of such filings.

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(d)	Any notices or communications to be made by either Party in connection with the disclosure of this Agreement to the Merger Control Authorities will not be made, and no filings, submissions, communications, amendments, schedules or other document will be delivered without first providing the non-disclosing Party with a copy of the relevant documents and of all related written documents and allowing no less than 2 (two) Business Days for the non-disclosing Party to make non-binding suggestions or comments.

(e)	Each Party agrees to supply as promptly as reasonably practicable any additional information and documentary material available to such Party that may be requested by any Merger Control Authority.

(f)	Each Party agrees to keep the other Parties duly and timely informed and updated in connection with the antitrust authorization proceedings, promptly notifying the other Parties about any resolutions, communications or any other information or documents received from any of the Merger Control Authorities. In particular, the Purchaser shall immediately notify in writing to the Sellers as soon as the Purchaser is informed that the Anti-trust Condition is fulfilled pursuant to the provisions of Clause 3.2 above with respect to each relevant jurisdiction. The notice by the Purchaser will be accompanied by a copy of the resolution issued by the Merger Control Authority if the resolution is an express resolution.

(g)	The Parties agree that Sellers’ co-operation as contemplated by this Clause 3.4 shall, in the case of cooperation in the form of the provision of information in respect of the TCG Group, be limited to providing Purchaser with the information available to the TCG Group or absent the requested information, the best estimate that the TCG Group can provide. For purposes of this Agreement, the “Sellers’ Fundamental Antitrust Obligations” shall mean the Sellers’ obligations to (i) make the necessary filings, and on the timing, described under the first sentence of Clause 3.4(a), (ii) provide Purchaser with information as contemplated by the second sentence of Clause 3.4(a), (iii) supply the additional information and documentation as contemplated by Clause 3.4(e) and (iv) provide notification to Purchaser as contemplated by Clause 3.4(f).

3.5.	Cost and expenses

All Taxes, expenses and costs of the Purchaser deriving from or in connection with the Anti–trust Condition shall be borne by the Purchaser, except for those related to the cooperation of the TCG Group which shall be borne by the Company. Any such costs or expenses borne by the Company shall not be deemed a Leakage. For the avoidance of doubt, expenses and costs of the Sellers deriving from or in connection with the Anti-Trust Condition shall be borne by the Sellers.

4.	SHARE TRANSFER

4.1.	Sellers’ several, not joint, obligation to sell the Shares

Each Seller undertakes to transfer full and clean title of property over all Shares that the Seller owns as set forth in Whereas V, free and clear of all Encumbrances, to the Purchaser at the Closing in consideration for the receipt of the Shares Purchase Price proportionally corresponding to those Shares. The Shares shall be transferred with all the rights corresponding thereto at the Closing Date pursuant to the law and the Company’s by-laws.

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The obligation of each Seller is several, not joint. Each Seller undertakes the obligation to transfer only those Shares that the individual Seller owns as set forth in Whereas V. Each Seller undertakes no obligation to force the other Sellers to comply with their respective obligations, except that each Seller hereby agrees, without guarantee of result, to exercise any and all rights (including but not limited to “drag-along” or similar rights) under any shareholders' agreements among the Sellers to the extent the exercise of such rights would have the effect of requiring the other Sellers to comply with their respective obligations to transfer their Shares. Each Seller undertakes no liability in case of default by any other Seller.

4.2.	Purchaser’s obligation to acquire not less than 100% of the Shares

The Purchaser is obliged to acquire 100% of the Shares and to pay the Shares Purchase Price, provided that the Shares transferred by the Sellers represent in aggregate 100% of the total share capital of the Company. The Purchaser shall not be obliged to complete the acquisition of less than 100% of the Shares.

The Purchaser’s obligation to acquire the Shares from the Sellers and to pay the Shares Purchase Price is conditional upon the Sellers simultaneously transferring all of the Shareholders’ Loans to the Purchaser at the Closing.

In the event that Shares representing less than 100% of the total share capital of the Company are made available for transfer to the Purchaser on the Closing as provided in this Agreement, the Purchaser will be entitled to the rights provided for in Clause 13.

4.3.	Substitution by an affiliate of the Purchaser

The Purchaser may appoint one or more Controlled companies to be bound by this Agreement as the Purchaser is, and to acquire the Shares at the Closing (the “Purchaser’s Affiliate”), provided that any such Purchaser’s Affiliate is not an entity that qualifies as a tax resident in a country or a territory that is, or may be, considered by the Spanish or Luxembourg Tax Authorities as a tax haven (paraíso fiscal).

The Purchaser undertakes the obligation to maintain Control over the Purchaser’s Affiliate(s) through, and for not less than seven (7) months after, the Closing, and to cause the Purchaser’s Affiliate(s) to fully and punctually abide by the obligations undertaken by the Purchaser.

The Purchaser guarantees, jointly and severally, compliance by the Purchaser’s Affiliate(s) with any and all obligations and liabilities of the Purchaser under this Agreement.

5.	ASSIGNMENT OF THE SHAREHOLDERS’ LOANS

5.1.	Sellers’ several, not joint, obligation to assign the Shareholders’ Loans

Each Seller undertakes to transfer full and clean title to the Shareholders’ Loan set forth opposite its name on Schedule IV to the Purchaser in consideration for payment by the Purchaser of the Shareholders’ Loans Purchase Price (in the proportion indicated in Clause 7.3) for such Shareholders’ Loan that is assigned to the Purchaser.

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The Shareholders’ Loans shall be transferred with all the rights corresponding thereto at the Closing Date pursuant to the laws.

Interest accrued through the Closing Date will not become due and payable automatically as a consequence of the transfer, its accrual and maturity remaining subject to the same terms and conditions currently provided under the Shareholders’ Loans.

The obligation of each Seller is several, not joint. Each Seller undertakes the obligation to transfer only those Shareholders’ Loans to which the Seller is a party. Each Seller undertakes no obligation to force the other Sellers to fulfill their respective obligations. Each Seller undertakes no liability in case of default by any other Seller.

5.2.	Purchaser’s obligation to acquire and pay for all of the Shareholders’ Loan

The Purchaser is obliged to acquire and pay for all of the Shareholders’ Loans, provided that the Shareholders’ Loans transferred by the Sellers represent all of the Shareholders’ Loans. The Purchaser shall not be obliged to complete the acquisition of less than all of the Shareholders’ Loans.

The Purchaser’s obligation to acquire the Shareholders’ Loans from the Sellers and to pay the Shareholders’ Loans Purchase Price is conditional upon the Sellers simultaneously transferring 100% of the Shares to the Purchaser at the Closing.

In the event that less than all of the Shareholders’ Loans are made available for transfer to the Purchaser on the Closing as provided in this Agreement, the Purchaser will be entitled to the rights provided for in Clause 13.

5.3.	Substitution by an affiliate of the Purchaser

One or more Purchaser’s Affiliates may acquire the Shareholders’ Loans, provided that any such Purchaser’s Affiliate is not an entity that qualifies as a tax resident in a country or a territory that is, or may be, considered by the Spanish or Luxembourg Tax Authorities as a tax haven (paraíso fiscal).

The Purchaser guarantees, jointly and severally, compliance by the Purchaser’s Affiliate(s) with any and all obligations and liabilities of the Purchaser under this Agreement.

6.	SHARES PURCHASE PRICE

6.1.	Shares Purchase Price

The aggregate purchase price for all the Shares (the “Shares Purchase Price”) will be the sum of:

(a)	US Dollars 538,359,900 (the “Reference Shares Purchase Price”)

plus

(b)	an amount equal to the interest accrued on the Reference Shares Purchase Price from (and including) July 1, 2013 through (but excluding) the Closing Date, at an initial annual simple rate of 4.8435% per annum increased by two percentage points (2%) to 6.8435% during the fourth month from the signing of this Agreement, by four percentage points (4%) to 8.8435% during the fifth month and by six percentage (6%) to 10.8435% points during the sixth month (the “Price Increase through Closing”); provided, however, that no portion of the Price Increase through Closing in excess of 4.8435% per annum shall apply to any period of time for which the Closing has been delayed as result of Sellers' failure to timely perform their obligations under this Agreement, including to provide Purchaser with required information necessary for any filings before Merger Control Authorities,

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minus (without duplication)

(c)	any Leakage (other than Permitted Leakages), quantified pursuant to Clause 10.6,

minus

(d)	if a Potential Announced Leakage has been effected by the Sellers pursuant to Clause 10.8 before or at the Closing, the amount in US Dollars (as calculated in accordance with Clause 17.7, if applicable) of any such drawdown on the TCG Facility that has been distributed as a dividend in respect of the Company’s Shares plus accrued interest on the relevant drawdown, any gross-up payments, if applicable, and any fees, including for the commitment (whether paid by any member of the TCG Group or funded by a drawdown of the TCG Facility), under the TCG Facility (including the applicable portion of the initial commitment fee), minus

(e)	the amount of any Break-Cost (as such term is defined in the TCG Facility) payable under the TCG Facility.

The price per Share will be the result of dividing the Shares Purchase Price by the 10,227 Shares. For the avoidance of doubt, the Shares Purchase Price shall not include the Contingent Purchase Price.

The Contingent Purchase Price shall only be payable by the Purchaser as, to the extent and at the time specified in Clause 17.5.

The “Contingent Purchase Price” shall be calculated as follows:

(a)	Any amount of cash actually received by the TCG Group, including, but not limited to, any principal amount, any interest, any expenses and/or any cost recoveries, as a consequence of the appeals filed against the antitrust penalty imposed by the CNC, described in Schedule 6.1, plus

(b)	Any amount of cash actually received (or a credit which is actually used as a setoff for amounts otherwise due which shall be deemed to be received on the date the amounts were otherwise due) by the TCG Group, including, but not limited to, any principal amount, any interest, any expenses and/or any cost recoveries, as a consequence of the appeals filed with the Spanish Tax Courts (Tribunal Económico Administrativo) or with the Spanish Ordinary Courts (Audiencia Nacional or Tribunal Supremo), as a consequence of the tax assessments covering the concepts and periods described in Schedule 6.1 (it being agreed that the Sellers declare and accept that they will not claim back any amount from the TCG Group or its Affiliates regarding these matters).

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For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, in no event shall the sum of the (i) Shares Purchase Price, (ii) the Shareholders’ Loans Purchase Price and (iii) amounts payable under Clause 9 in respect of the TCG Facility exceed (x) $660 million plus (y) the Price Increase through Closing plus (z) any interest on the Shareholders’ Loans accruing from the date hereof through Closing. Subject to the foregoing, Sellers also shall be entitled to the amounts payable to Sellers in respect of Contingent Purchase Price as, to the extent and at the time specified in Clause 17.5.

6.2.	No adjustment

Without limiting Purchaser’s rights under Clause 16.2 and Clause 17.3, the Shares Purchase Price determined pursuant to Clause 6.1 above will be subject to no adjustment whatsoever.

Specifically, no Shares Purchase Price adjustment will be made in consideration of:

(a)	Any enhancement or reduction, whether actual or contingent, of the value of the TCG Group, its Business and/or the Shares as a consequence of (x) any event or development after the execution of this Agreement (including force majeure), or (y) any circumstances existing prior to, or at the time of, the execution of this Agreement (including circumstances that after the execution of this Agreement reveal an incorrectness, incompleteness or inaccuracy of the Due Diligence Documentation); and

(b)	Any divergence between the actual past, present or future situation (both prior to Closing or after it) of the TCG Group, the market and the general economic environment, and the situation reported to, known or believed by the Purchaser (whether or not such divergences causes the frustration of the Purchaser’s expectations, plans and intentions, or affects the Purchaser’s assessment of the value of the TCG Group).

6.3.	Distribution of the Shares Purchase Price

The Shares Purchase Price corresponding to the Shares will be distributed among the Sellers in proportion to the Shares transferred by each of them.

The distribution of the Shares Purchase Price among the Sellers is set out in Schedule 6.3.

6.4.	Information for allocation of the Reference Shares Purchase Price by the Sellers

Subject to the following paragraph, the Purchaser will cause the Company to reasonably cooperate with the Sellers to comply with their obligations established in Spanish tax regulations, including, but not limited to, those under articles 118.3 of the Spanish Corporate Income Tax Law (“Ley del Impuesto sobre Sociedades”).

At the request of any Sellers, the Purchaser will in good faith provide reasonable cooperation through providing relevant information to such Sellers during the Interim Period and following the Closing in connection with such Sellers' determination of the purchase price allocation, provided that the Purchaser shall in no event be responsible for the preparation of any allocation or bear any liability in respect of Sellers' purchase price allocation.

6.5.	Payment of the Shares Purchase Price

Payment of the Shares Purchase Price will be settled by the Purchaser on the Closing Date in US Dollars by crediting immediately available funds not later than the time of the execution of the transfer documentation, with value date on the Closing Date, in the bank accounts indicated in writing by each of the Sellers in bank offices in the territory of the European Monetary Union.

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Payment to each of the Sellers will be made without any deduction or withholding by the Purchaser, whether on account of any cost, charges, withholding tax or any other cause.

7.	SHAREHOLDERS’ LOANS PURCHASE PRICE

7.1.	Shareholders’ Loans Purchase Price

The purchase price for the assignment of each Shareholder’s Loan will be the amount due under the relevant Shareholder’s Loan at the time of its assignment (the “Shareholder’s Loans Purchase Price” and collectively, the “Shareholders’ Loans Purchase Price”), calculated as:

(a)	the outstanding principal (including all accrued and capitalized unpaid interest) of the Shareholder’s Loan as of 1 January 2013,

plus

(b)	an amount equal to the unpaid interest accrued on the Shareholder’s Loan from (and including) 1 January 2013 through (but excluding) the Closing Date, at an annual rate of 4.8435% per annum,

minus

(c)	if a Potential Announced Leakage has been effected by the Sellers pursuant to Clause 10.8 before or at the Closing to redeem outstanding obligations under the Shareholders’ Loans, the amount in US Dollars (as calculated in accordance with Clause 17.7, if applicable) of any such drawdown on the TCG Facility so used, plus accrued interest on the relevant drawdown, any gross-up payments, if applicable, and any fees, including for the commitment (whether paid by any member of the TCG Group or funded by a drawdown of the TCG Facility), under the TCG Facility (including the applicable portion of the initial commitment fee).

Payment of any Shareholder’s Loan Purchase Price will be made in US Dollars, being the same currency as the Shareholders’ Loans are denominated.

7.2.	No adjustment

Clause 6.2 of this Agreement shall be applicable mutatis mutandis to the Shareholders’ Loans Purchase Price.

7.3.	Distribution of the Shareholders’ Loans Purchase Price among the Sellers

Each Seller will receive the portion of the Shareholders’ Loans Purchase Price corresponding to the portion of the Shareholders’ Loans that the Seller assigns to the Purchaser as indicated in Schedule IV.

7.4.	Payment of the Shareholders’ Loans Purchase Price

Except as provided in Clause 13.1(e), payment of the Shareholders’ Loans Purchase Price will be settled by the Purchaser on the Closing Date at the same time as settlement of the payment of the Shares Purchase Price; i.e., by crediting immediately available funds not later than the time of the execution of the transfer documentation, with value date on the Closing Date, in the bank accounts indicated by each of the Sellers in bank offices in the territory of the European Monetary Union.

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Payment to each of the Sellers will be made without any deduction or withholding by Purchaser, whether on account of any cost, charges, withholding tax or any other cause.

8.	FUNDS AVAILABLE TO THE PURCHASER

8.1.	Sources and Uses

The sources and uses of funds arranged by the Purchaser for the settlement of its Payment and Funding Obligations hereunder are set forth in Schedule 8.1 as the same may be amended by the Purchaser from time to time, at its sole discretion, provided that any such amendment is in all cases consistent with Purchaser’s obligations under Clause 8.2.

The term “Minimum Financing Amount” means the total amount of the uses of funds set forth in Schedule 8.1 for Payment and Funding Obligations for this Transaction (and related costs and expenses) as amended from time to time, provided that the aggregated amount of uses of funds for Payment and Funding Obligations shall not be less than US Dollars 700 million.

8.2.	Availability and financing

Subject to the other provisions of this Clause 8.2, the Purchaser undertakes to preserve its right to draw down on the Closing Date the funds available to the Purchaser under the term loan agreement and the revolving credit agreement entered into by the Purchaser with, among others, Citibank, N.A. (the “Acquisition Facilities”), pursuant to which the lenders under the Acquisition Facilities have committed to lend to the Purchaser funds of not less than the Minimum Financing Amount that the Purchaser can only use on the Closing Date to (a) comply with the Payment and Funding Obligations, (b) fund the repayment of certain other existing indebtedness of the Purchaser and (c) pay costs and expenses incurred in connection with the foregoing, with any balance thereof remaining available for general corporate purposes. A copy of the Acquisition Facilities is being delivered by the Purchaser to the Sellers substantially simultaneously with the execution of this Agreement.

Subject to the other provisions of this Clause 8.2 and up to and including the Closing, the Purchaser undertakes that, except with the prior written consent of the Sellers, no change will be made to the Acquisition Facilities that would (i) reduce the aggregate amount of funds committed to be lent under the Acquisition Facilities (together with the aggregate amount of funds committed to be lent under any Alternative Acquisition Facility that meets the requirements of the next paragraph) in respect of the amounts payable under this Agreement to an aggregate amount less than the Minimum Financing Amount, (ii) expand the conditions or other contingencies to the receipt of funding of such commitments beyond those expressly set forth in the Acquisition Facilities or amend or modify any such conditions or contingencies in a manner that would prevent or delay the Purchaser’s ability to settle its Payment and Funding Obligations on the Closing Date pursuant to this Agreement or (iii) otherwise materially adversely impact the Purchaser’s ability to settle its Payment and Funding Obligations on the Closing Date pursuant to this Agreement. The Purchaser may amend or modify the Acquisition Facilities at any time provided that such amendment or modification does not imply a breach of the restrictions established in this Clause 8. The Purchaser shall promptly provide the Sellers with a copy of such amendment or modification.

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Notwithstanding anything to the contrary, the Purchaser may at any time on or prior to the Closing replace either or both of the Acquisition Facilities with one or more alternative financing instruments or arrangements that in the aggregate, together with any continuing Acquisition Facility, provide for at least the Minimum Financing Amount in respect of the Payment and Funding Obligations (each, an “Alternative Acquisition Facility”); provided that, no such Alternative Acquisition Facility (i) contains any conditions or other contingencies to the receipt of funding of such commitments beyond any that are substantially equivalent to those expressly set forth in the Acquisition Facilities or amends or modifies any such conditions or contingencies in a manner that would prevent or delay the Purchaser’s ability to settle its Payment and Funding Obligations on the Closing Date pursuant to this Agreement or (ii) otherwise materially adversely impacts the Purchaser’s ability to settle its Payment and Funding Obligations on the Closing Date pursuant to this Agreement. The Purchaser shall promptly provide the Sellers with a copy of such Alternative Acquisition Facility.

Subject to Clause 13.2(d), failure to preserve the availability of financing under the Acquisition Facilities or under the Alternative Acquisition Facility, whether as a consequence of the Purchaser’s actions or decisions, or due to Citibank’s or other lenders’ default thereunder, or incapability to fund the facilities or for any other reason will not relieve the Purchaser from its obligation under this Agreement to complete the Transaction and to settle its Payment and Funding Obligations.

8.3.	Financing Cooperation

During the Interim Period the Sellers shall, and shall use reasonable best efforts to cause the TCG Group members and their advisors to, provide to the Purchaser and to any lenders or prospective lenders under the Financing Agreements (the “Finance Providers”) and their respective advisors, such cooperation as the Purchaser may reasonably request in connection with syndicating and implementing the financing contemplated by the Acquisition Facilities and any Alternative Acquisition Facility (collectively, the “Financing Agreements”).

During the Interim Period the Sellers shall (and shall use reasonable best efforts to cause the TCG Group members to):

(a)	provide (i) audited, consolidated balance sheets and related statements of income, stockholders´ equity and cash flows of the TCG Group, in each case, for the three (3) fiscal years ended at least ninety (90) days before the Closing Date (including an unqualified audit opinion thereon) and prepared in accordance with IFRS; (ii) within forty five (45) days of the last day of each completed fiscal quarter referenced below (or, in the case of the fourth fiscal quarter of any fiscal year, within sixty (60) days of the last day of such fourth fiscal quarter), unaudited, consolidated balance sheets and related statements of income, stockholders´ equity and cash flows of the TCG Group, prepared in accordance with IFRS, as well as EBITDA for each quarterly period, highlighting reconciling items between management and legal operating income that may affect EBITDA calculations as adjusted, for each completed fiscal quarter since the last day of the last fiscal year covered by the applicable audited financial statements referred to in the preceding clause (i); and (iii) within thirty (30) days of the date hereof (if not already provided at the time of execution of this Agreement), unaudited, consolidated balance sheets and related statements of income, stockholders´ equity and cash flows of the TCG Group for the third and fourth quarters of 2012, respectively, prepared in accordance with IFRS, as well as EBITDA for each quarterly period, highlighting reconciling items between management and legal operating income that may affect EBITDA calculations as adjusted. Attached as Schedule 8.3(a) are samples accepted by the Purchaser of the reporting forms that the TCG Group may use for the delivery of the information set forth in Clause 8.3(a), provided that such information shall correspond to the dates and periods required by Clause 8.3(a); and

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(b)	provide reasonable assistance in connection with the preparation of information memorandum, pro forma financial information and rating agency materials, including furnishing as promptly as practicable any financial and other pertinent information regarding the TCG Group as may be reasonably requested by the Purchaser for such purposes.

By virtue of the execution of this Agreement by the Parties hereto, Sellers’ irrevocably authorize, without any further action on the part of the Sellers or any member of the TCG Group, (i) the dissemination of the financial and other information about the TCG Group referred to above to the Finance Providers and rating agencies for use in the information memorandum and other materials and (ii) the public filing and dissemination of information about the TCG Group to the extent the Purchaser is required to do so by virtue of the use of such information in such information memorandum or other materials.

9.	FUNDING BY THE PURCHASER OF THE REPAYMENT OF THE TCG FACILITY

9.1.	Funding by the Purchaser

At the Closing, the Purchaser shall make a cash contribution to the TCG Group, as an equity contribution or, at the Purchaser’s option, as a reimbursable loan or otherwise, of the same amount as the outstanding principal plus any accrued unpaid interest under the TCG Facility on the Closing Date plus any gross-up payment (if applicable) and any unpaid commitment, drawdown or other fees relating to the TCG Facility (including the initial commitment fee).

9.2.	Reimbursement of the TCG Facility

The cash contribution by the Purchaser to the TCG Group will be applied to the simultaneous reimbursement of any obligations under the TCG Facility to the Lenders.

The contribution by the Purchaser will be settled on the Closing Date by crediting the relevant amount in the Lenders’ bank account indicated by BCPPP, with immediately available funds having same day value, simultaneously with the payment of the Shares Purchase Price and the Shareholders’ Loans Purchase Price.

Such payment to the Lenders will be made by the Purchaser on behalf of the Company.

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9.3.	Full reimbursement

Payment of the TCG Facility by the Purchaser on behalf of TCG shall be settled for its full amount, free from any deduction or reduction whether on account of any cost, charges, withholding tax or any other cause, so that the TCG Facility be fully and definitively paid and cancelled.

10.	RESTRICTION ON LEAKAGES FROM LOCKED BOX DATE THROUGH CLOSING

10.1.	Meaning of “Sellers” and “Company” in this Clause

In this Clause 10, references to:

(x) the “Sellers” will be deemed to include all or only part of the Sellers, and also the Related Persons to the Sellers, each Seller being responsible for its own Related Persons; and

(y) the “Company” will be deemed to include the Company and also each of the companies that form part of the TCG Group from time to time.

10.2.	Leakages

Any action carried out after 30 June 2013 (the “Locked Box Date”) until the Closing, including but not limited to those listed below, that either (a) creates an effective undertaking by, or (b) causes an economic transfer of value, directly or indirectly, from the Company or any of the companies that form the TCG Group, in favor of or for the benefit of any of the Sellers (including without limitation for purposes of Clause 10.2(g), for the avoidance of doubt, any director, officer or employee of the TCG Group) will be considered a “Leakage”.

(a)	Any purchase, or redemption, or repurchase, or repayment, or total or partial reimbursement, or acquisition, of any Company shares;

(b)	The creation of any option right over existing shares in, or over new shares to be issued by, the Company;

(c)	Any other right to subscribe for, or to request the issue and the subscription of, or to purchase from the Company, or to request redemption by the Company, of (x) any shares in the Company, or (y) any securities issued by the Company convertible into Company shares;

(d)	Except as expressly permitted by Clause 10.8, any payment made by the Company to any of the Sellers, including a dividend or a distribution of equity, capital or income, whether in kind or cash, declared, made or paid by the Company;

(e)	The undertaking or assumption of any liability by the Company to or for the benefit of any Seller (including any guarantee of any obligation of any Seller);

(f)	A loan by the Company to any of the Sellers (other than the existing principal under the Shareholders’ Loans and the ongoing accrual of interest on the Shareholders’ Loans pursuant to the terms thereof in effect as of the date of this Agreement);

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(g)	The payment by the Company of fees or bonuses in connection with the Transaction or in connection with any other transaction, or series of transactions, aimed at the sale of the Company or any of its businesses, or at its recapitalization or deleveraging;

(h)	Any consulting fees, advisory fees, management fees, monitoring fees, service fees or directors fees under any agreement or arrangement, including any fees or expenses of any legal, financial, professional or other adviser or consultant engaged by the Sellers or the Company in connection with the Transaction - including but not limited to Michel Dyens & Co, Uría Menéndez and Deloitte (in the case of Deloitte, whether with respect to the preparation of the Vendor Due Diligence reports concerning to tax, accounting and legal matters or otherwise that were not paid on or prior to June 30, 2013) and any of the Sellers’ solicitors in any jurisdiction;

(i)	The forgiving of any amount owed to the Company by any Seller or the waiving of any claim of the Company against any Seller;

(j)	The transfer or disposal of any asset of, the making of any gift from, or the guarantee, indemnification or granting of any security interest by the Company to or for the benefit of any Seller; and

(k)	An agreement or commitment to do any of the foregoing.

Additionally, the amount of any indebtedness incurred (other than a Potential Announced Leakage or indebtedness (other than indebtedness under the TCG Facility) incurred in the Ordinary Course of Business) since the Locked Box Date, plus any accrued interest, gross-up payment (if applicable) and commitment, drawdown or other fees relating to such indebtedness (including the initial commitment fee and any premium or fee in connection with prepayment of such indebtedness), shall be a Leakage.

The Permitted Leakages defined below will, however, be excluded and will not be considered Leakages.

10.3.	No past Leakages after the Locked Box Date

Each of the Sellers represents and warrants to the Purchaser that, having reviewed the financial information of the TCG Group companies from June 30, 2013 to the date hereof and having had specific discussions with Key Senior Management:

(a)	no Leakage has occurred after the Locked Box Date until the execution of this Agreement;

(b)	the Seller has not participated in passing any resolutions as shareholders or administrators of companies of the TCG Group, and has not issued any instructions to the TCG Group management, to take any action that would be restricted by Clause 11.3 during such period; and

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(c)	the Sellers have not received any written notice from the TCG Group (and the Sellers have prior to the date of this Agreement instructed the Key Senior Management in writing to provide prompt written notice to the Sellers of any relevant information), and Sellers do not otherwise have actual knowledge of any TCG Group company having carried on its business other than in the Ordinary Course of Business during such period or having taken any actions restricted by Clause 11.3 during such period.

10.4.	No future Leakages through Closing

Each of the Sellers undertakes that, and shall procure that, from and including the date hereof until the Closing no Leakage will occur without the prior written consent of the Purchaser.

10.5.	Disclosure of Leakages

Each of the Sellers undertakes to inform the Purchaser in writing promptly after becoming aware of any Leakage having occurred, whether before or after the execution of this Agreement.

10.6.	Specific remedy for Leakages

The amount of any Leakage (expressly excluding Permitted Leakages but including any Potential Announced Leakage) identified prior to the Closing will be deducted from the Shares Purchase Price on a Euro-for-Euro/Dollar-for-Dollar basis as characterized in Clauses 6.1 and 7.1, avoiding duplications.

The amount of any Leakage (expressly excluding Permitted Leakages but including any Potential Announced Leakage) identified after the Closing (but not later than the first anniversary of the Closing) that was not deducted from the Shares Purchase Price paid by the Purchaser will be reimbursed by the Sellers (pro rata to the Shares sold by each of them hereunder) to the Purchaser on a Euro-for-Euro/Dollar-for-Dollar basis. Further, the Purchaser shall be entitled to interest on the amount of any Leakage identified after Closing, accrued at the rate indicated in Clause 6.1(b) from the date when the Leakage occurred until the date on which the amount of the Leakage has been fully reimbursed.

The Sellers will have no obligation to reimburse any Leakage that has not been identified on or before the first anniversary of the Closing.

The remedy for Potential Announced Leakages will be implemented as set forth in Clause 10.8.

Leakages will not be a cause to terminate the Agreement.

10.7.	Permitted Leakages

The following payments and/or commitments by the Company to the Sellers after the Locked Box Date and up to the Closing (“Permitted Leakages”) are expressly permitted, do not constitute Leakages and will not reduce the Shares Purchase Price nor entail any reimbursement obligation by the Sellers to the Company or to the Purchaser:

(a)	any payments to any Sellers, up to a maximum aggregate amount of Euros 225,000, with respect to all payments to all Sellers in connection with (x) the provision of management or directorship or advisory services to any of the companies of the TCG Group, (y) any reasonable and documented travel in connection with TCG Business or (z) out of pocket expenses in the ordinary course of the business and consistent with past practice;

and

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(b)	any other payment approved in writing by the Purchaser.

10.8.	Potential Announced Leakage

If the TCG Group pays, or has paid since the Locked Box Date to the Sellers a dividend, equity distribution and/or a total or partial reimbursement of outstanding Shareholders’ Loans, such payment being funded with funds drawn down in the same amount under the TCG Facility (the “Potential Announced Leakage”), the following effects will be caused:

(a)	the Shares Purchase Price payable to each of the Sellers will be reduced (i) by the same amount of any such drawdown under the TCG Facility that has been paid as a dividend or equity distribution in respect of the Shares to each of the Sellers and (ii) as otherwise provided in Clause 6.1(d);

(b)	the relevant Shareholder’s Loan Purchase Price payable to each of the Sellers will be reduced (i) by an amount of any such drawdown under the TCG Facility that has been used to redeem outstanding obligations under the Shareholders’ Loans and (ii) as otherwise provided under Clause 7.1(c), such Shareholder’s Loan Purchase Price to be nil if the Shareholder’s Loan is fully repaid from the proceeds of the TCG Facility, it being agreed that the Shares Purchase Price will be reduced to the extent of any amount by which the Shareholders’ Loan Purchase Price would have been less than nil pursuant to this Clause; and

(c)	the required cash contribution by the Purchaser to the TCG Group’s companies to effect the reimbursement of the TCG Facility will be adjusted to reflect the new amount due at Closing under the TCG Facility after such drawdown.

11.	MANAGEMENT THROUGH CLOSING

11.1.	Ordinary course of business

The Sellers (i) shall instruct in writing the TCG Group management that during the Interim Period the Business shall be carried on in the Ordinary Course of Business, (ii) will not expressly approve any resolution or instruct the performance by the TCG Group management of any action, other than in accordance with the Ordinary Course of Business and otherwise in accordance with this Clause 11 and (iii) will otherwise use its decision making capacity as sole shareholders and appointers of the joint administrators of TCG to pass any resolutions to ensure the TCG Group’s compliance with this Clause 11 (as the Purchaser suggests after consultation with the Purchaser, other than in the case of Clause 11.6). For the avoidance of doubt, the Purchaser expressly acknowledges and accepts that Sellers do not guarantee the Budget Plan results during the Interim Period or otherwise after Closing. The Budget Plan has been previously provided to Purchaser and referenced in this Agreement in order only for Sellers to instruct TCG Group management to follow the guidelines and to carry out the independent decisions and actions underlying the Budget Plan during the Interim Period.

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11.2.	Management infringements

The Sellers have reviewed the provisions of this Clause 11 with the Key Senior Management, have passed resolutions as joint administrators of the Company that the management of the TCG Group shall be conducted during the Interim Period in compliance with Clause 11 and have instructed the Key Senior Management in writing to comply with its provisions (including but not limited to operating the TCG business in accordance with the Budget Plan and taking all actions thereunder and not taking any actions inconsistent with such Budget Plan). The Sellers shall meet (personally or by telephone) bi-weekly with the Company’s Key Senior Management to review the TCG Group's management compliance with the matters set forth in this Clause 11 and report promptly to Purchaser any actions or activities that Key Senior Management reports to Sellers in writing (and Sellers shall promptly instruct Key Senior Management to promptly provide any such reports to Sellers in writing) to be inconsistent with those contemplated by this Clause 11 (or of which Sellers otherwise become aware).

Management actions in breach of instructions given by the Sellers pursuant to the immediately preceding paragraph during the Interim Period, will not be deemed a default by the Sellers, unless the breach is carried out pursuant to express instructions or with the active cooperation from any of the Sellers, in which case the defaulting Seller(s) shall be liable vis-à-vis the Purchaser for any Damage caused.

The Sellers and the Purchaser agree to cooperate in good faith to repair the consequences of any such managers’ actions in breach of the instructions as to the ordinary and usual course of business to be given by the Sellers pursuant to this Clause 11, and to prevent further occurrences.

11.3.	Restricted actions

In addition to the preceding general obligations in Clause 11.1, the Sellers have expressly instructed TCG Group management that during the Interim Period no TCG Group company shall, except with the Purchaser’s prior written consent, or except to the extent that any of the following actions or matters are in the Ordinary Course of Business or the action or matter is otherwise expressly required by this Agreement:

(a)	merge or consolidate with any other legal entity, enter into any recapitalization, reorganization, corporate restructuring, liquidation or dissolution or acquire any shares, business or division of a business (including pursuant to an acquisition of assets);

(b)	grant, create or voluntarily allow to arise any Encumbrance over any of its undertakings or assets (excluding any Encumbrance provided under the TCG Facility), other than Encumbrances arising by operation of law in the Ordinary Course of Business or otherwise;

(c)	sell, lease, license or otherwise dispose of or acquire any assets or property (other than Intellectual Property Rights, which are covered by Clause 11.3(d)), whether pursuant to a single transaction or series of transactions having an aggregate market value in excess of 100,000 Euros;

(d)	sell, lease, license or otherwise dispose of any of the Intellectual Property Rights which the TCG Group owns or is licensed to use;

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(e)	employ (or cause to be elected) any new member of Key Senior Management or key employee (except for employment engagements which are made to replace employees or otherwise necessary or appropriate in order to continue the Business in the Ordinary Course of Business and which are consented in writing by the Purchaser, such consent not to be unreasonably withheld) or terminate, at the initiative of the employer, the employment or relationship of any such member of Key Senior Management or key employee (other than due to resignation, retirement, death or disability, or with the consent of the Purchaser, such consent not to be unreasonably withheld), or change the compensation or other benefits, including by way of creating any benefit or incentive plan or amending the terms of, or awards under, any existing plan (other than in a manner consistent with past practice to adjust salary amounts to inflation or to remunerate performance) payable to, or the obligation or rights of (i) any such member of Key Senior Management or key employee or (ii) any part of the work force of the TCG Group companies;

(f)	enter into, amend in any material respect or terminate any Material Contract;

(g)	make any capital expenditures, or commit to make any capital expenditures not consistent with the Budget Plan;

(h)	enter into any currency exchange, interest rate or commodity swap agreement, any currency exchange or interest rate or commodity cap, floor or ceiling agreements, or any currency exchange rate, interest rate or commodity collar agreements, or any other agreements or arrangements designed to manage or protect against fluctuations in currency exchange rates, interest rates or commodity prices, other than the renewal or replacement of the swap agreements currently in force to the extent contemplated by the Budget Plan and the renewal, replacement or settlement of those certain two interest rate swap agreements expiring on September 30, 2013 in the notional amounts of €15 million and €16 million; provided, however, that in no event shall any speculative hedging transaction be entered into;

(i)	incur or assume any borrowing, debt or fees under any debt arrangements, other than (i) drawdowns under the TCG Facility solely for the purposes of effecting a Potential Announced Leakage under Clause 10.8 and (ii) factoring, assignment, discount and other disposal of receivables and other credit rights in exchange for cash, under economic terms agreed at arm’s length pursuant to the Ordinary Course of Business;

(j)	enter into any transaction or agreement with any Seller or any Related Person;

(k)	make any changes in its accounting policies other than as required by law or any relevant accounting body;

(l)	make any alterations to its constitutive documents, memorandum or articles of association or by-laws, except as required under the TCG Facility in order to create the collateral committed in favor of the Lender (e.g., voting and economic rights attached to the encumbered shares to be transferred to the Lender, if so requested by Lender, in an event of default of the TCG Facility scenario) (it being agreed that any such alteration, and any collateral commitment or other transfer of rights contemplated by such alteration, must by its terms be automatically fully released upon repayment of the TCG Facility at or prior to the Closing);

(m)	acquire any shares in any other company;

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(n)	dispose of any shares in any member of the TCG Group, grant any option over, or other right to subscribe or purchase, or redeem or purchase, any share or securities of any member of the TCG Group or securities convertible into any of the foregoing other than as between TCG Group companies;

(o)	enter into, settle or waive any litigation or claim, or discharge any liability, (i) in any intellectual property case the amount of which exceeds 50,000 Euros or (ii) in any other litigation, claim or liability where the aggregate amount of such litigation, claim or liability in this clause (ii) which is not reserved for on the June 30, 2013 balance sheet of the TCG Group exceeds 50,000 Euros (it being agreed that in all cases Purchaser’s consent shall be required for any litigation, claim or liability involving non-monetary remedies);

(p)	permit any of the insurance maintained by any TCG Group company to lapse or do anything which would make any such insurance void or voidable or fail to give notice of any material insurance claim of which a TCG Group company or its officers, employees or directors becomes aware in accordance with the provisions of the relevant policy or settle any such claim materially below the claimed amount;

(q)	grant any guarantee or indemnity for the obligations of any person (other than as required under the TCG Facility or in favor of any wholly owned member of the TCG Group);

(r)	amend, fail to comply with or fail to perform its obligations under the TCG Facility;

(s)	make, revoke or change any material election in respect of Taxes or settle or compromise any claim, notice, refund, liability, audit report or assessment in respect of Taxes;

(t)	fail to withhold and pay to the appropriate governmental authority any Tax that may be due in connection with any payment described in Clause 10 (Leakages) hereof (it being agreed that the Sellers and Purchaser shall cooperate in good faith to determine any withholding required in connection with any dividends or equity distributions to Sellers);

(u)	consent to any transfer of the direct contractual position of any creditor under the TCG Facility;

(v)	take any action which is inconsistent with the Ordinary Course of Business or the provisions of this Agreement or the consummation of the transactions contemplated by the Transaction Documents; or

(w)	agree or commit to do any of the foregoing.

Nothing in this Clause shall restrict, however, the TCG Group from making any Payment that qualifies as a Permitted Leakage.

11.4.	Purchaser’s consent for restricted actions

In order for Sellers to actively carry out, or instruct the carrying out of or otherwise permit any action listed under paragraphs (a) through (w) above or, in general, any actions outside the Ordinary Course of Business of the TCG Group (with the exceptions of those permitted under this Agreement and those defined as a Permitted Leakage), the Sellers shall notify the Purchaser in writing of the proposed action(s) and, other than in connection with a Potential Announced Leakage, request its prior written consent.

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In the event that the Purchaser does not respond to the Sellers’ request for consent within ten (10) Business Days, the Purchaser shall be deemed to have given its consent to such action(s).

11.5.	On-going information to the Purchaser

During the Interim Period the Sellers shall as soon as reasonably practicable notify, or instruct the top managers of the TCG Group to notify, the Purchaser if the Sellers or those managers become aware of any fact, matter or circumstance which may have caused, or is likely to give cause to, a breach of the undertakings during the Interim Period in this Clause 11.

11.6.	Termination of certain activities

11.6.1	Promptly following the date hereof, each of the Sellers undertakes to Purchaser to pass the corporate resolutions and to instruct TCG Group Key Senior Management in writing to the effect that, and to otherwise take action as reasonably required in its capacity as sole shareholders and appointers of the joint administrators of TCG so that, within sixty (60) calendar days (the “OFAC Termination Period”) following the date hereof the TCG Group shall permanently cease all activity (including, without limitation and for the avoidance of doubt, any and all transactions or obligations to transact, directly or indirectly, with Cuban or Iranian Persons or any distributors known by the TCG Group to be selling products to Cuba or Iran) that results in, or would reasonably be expected to result in, any TCG Group company (or Purchaser following the Closing) being a Person:

(a)	in breach of any sanctions, or on any sanctions list, of the United States government, the United Nations or the European Union (collectively, “Sanctions Authorities”), including the “Specially Designated Nationals and Blocked Persons” list maintained by the Office of Foreign Assets Control of the United States (“OFAC”);

(b)	located in or incorporated under the laws of a country or territory that is the target of country-wide or territory-wide sanctions of any Sanctions Authorities; or

(c)	directly or indirectly engaged in any trade, business or other activity involving, or otherwise act on behalf of, any Person described in clauses (a) and (b).

In furtherance of the Sellers' obligations under this Clause 11.6.1, the Sellers shall keep Purchaser reasonably informed as to any developments with respect thereto. Purchaser acknowledges that the termination of the activities contemplated by this Clause 11.6 could result in commercial liability or other costs to the Company.

11.6.2	For purposes of complying with the foregoing provisions of Clause 11.6.1, the Parties covenant and agree as follows:

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(i)	Within fifteen (15) calendar days from the signing of this Agreement, the Sellers will send the written communication to all TCG Group business units and subsidiaries, including general managers, finance directors and sales personnel (including any Person responsible for the oversight of distributors) attached hereto as Schedule 11.6 wherein instructions are given to the effect of ceasing, within a maximum period of sixty (60) calendar days from the date of this Agreement, doing business with any restricted Persons described in subparagraphs (a), (b) and (c) of Clause 11.6.1 (the “Termination Business Notice”). Specifically, the Termination Business Notice will provide that, with respect to any restricted Person, the TCG Group companies shall, no later than the end of the OFAC Termination Period, (i) stop any commercial activity; (ii) not accept any request for products; (iii) stop shipment of any TCG Group products; (iv) not collect any receivables (and that any remaining receivables shall be immediately written off or cancelled (without collection or payment thereof)); and (v) terminate any other activities relating to the provision of warranties, extensions of credit or returns and exchanges.

(ii)	Not earlier than the 57th day and not later than the 60th day of the OFAC Termination Period, the Sellers shall instruct Key Senior Management to confirm that (a) all activities described in Clause 11.6.1 have been terminated and (b) the actions contemplated by Clause 11.6.2(i) have been completed prior to the end of the OFAC Termination Period ((a) and (b), the “Required OFAC Condition”), and, within two Business Days after the end of the OFAC Termination Period, Sellers shall provide written notice to Purchaser that, based on the inquiry by Sellers of, and statements made by, Key Senior Management, Sellers confirm that the Required OFAC Condition has been satisfied. At Purchaser’s request at any time prior to the Closing, the Sellers shall make further inquiries of Key Senior Management, and Seller shall report to Purchaser in respect of such matters (and, if requested by Purchaser, Sellers shall send an additional communication to all TCG Group business units and subsidiaries, including general managers, finance directors and sales personnel (including any Person responsible for the oversight of distributors) in a form and substance reasonably acceptable to Purchaser and Sellers). In connection with any such reporting to the Purchaser, Sellers shall provide, and instruct the TCG Group to provide, any further information (and supporting documentation) relating to the termination of the activities described in Clause 11.6.1 and the taking of the actions contemplated by Clause 11.6.2(i) as may be reasonably requested by Purchaser from time to time.

(iii)	From and after the Closing, Purchaser shall undertake its own review of the TCG Group companies to confirm termination of the foregoing activities and from time to time to cause TCG Group companies to provide notices to its employees and applicable business partners reminding such persons of the requirements in the immediately preceding sub paragraph (i) above and of their obligation to strictly adhere with the terms thereof.

The parties acknowledge and agree that, notwithstanding Sellers’ compliance with its obligations under this Clause 11.6, Purchaser shall in all cases be entitled to terminate this Agreement in accordance with Clause 13.2(e) if all of the activities described in Clause 11.6.1 have not been terminated, or all of the actions required by Clause 11.6.2 have not been completed, in each case, prior to the end of the OFAC Termination Period.

11.7.	Other pre-closing obligations

Between the date of this Agreement and the Closing Date, each of the Sellers undertakes to the Purchaser to:

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(a)	terminate, effective as of Closing, any agreement between any TCG Group company, on the one hand, and that Seller or any Related Person of that Seller, on the other hand, or any guarantee pursuant to which any TCG Group company guarantees the obligations of, or is required to provide financial support to, Seller or any of its Related Persons (and, effective as of Closing, each of the Sellers (on behalf of itself and its Related Persons) shall waive and release any claims against the TCG Group and any of its officers, directors and employees with respect to any matters occurring prior to the Closing);

(b)	pass a corporate resolution of TCG Group and to instruct in writing the TCG Group management, and to otherwise use reasonable best efforts, to provide the Purchaser with access to information reasonably requested in connection with assisting the Purchaser in preparing any disclosure required or to be required under public company reporting requirements and relating to the Transaction (including pro forma financial statements), and to reasonably cooperate with the Purchaser in connection with the foregoing; and

(c)	upon request by Purchaser, use commercially reasonable efforts to cause the TCG Group to cooperate with Purchaser in obtaining at the earliest practicable date all consents, waivers and approvals, and to provide all notices, required under any agreement or permit of the TCG Group.

11.8.	Specific remedy for breaches of the undertakings during the Interim Period

Except as provided in Clause 13.2 and Clause 16.2(d), Purchaser’s sole remedy in the event of any breach by Seller of the undertakings set forth in this Clause 11 will be the indemnification by the defaulting Sellers for Damages caused to the Purchaser.

Only for the purposes of Clause 11.3, but subject to Clause 16.2(d), these Damages will be quantified as the amount payable by the relevant company in the TCG Group to undo the action carried out in breach of the Sellers’ undertaking, and to reinstate the TCG Group to the same, or an equivalent, situation as the TCG Group would have been if such incorrect action had not been carried out.

The decision about the specific corrective measures will be decided by the Sellers after consultation with, and subject to the prior written consent (not to be unreasonably withheld) of, the Purchaser to confirm their effectiveness.

The Sellers will have no obligation to pay an indemnification for Damages in respect of any breach of the undertakings in this Clause 11 that has not been identified on or before the first anniversary of the Closing.

Except as provided in Clause 13.2, the breach of the undertakings set forth in this Clause 11 will not be a cause to terminate this Agreement.

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11.9.	Interim period monitoring and reporting

11.9.1.	Monitoring meetings

For the exclusive purpose of monitoring the development of the TCG Group during the Interim Period, duly authorized representatives of Purchaser (initially, the Purchaser’s Chief Executive Officer (Mr. Alan Ennis), Chief Operating Officer (Mr. Chris Elshaw) and Vice Chairman (Mr. David Kennedy)) and a duly authorized representative of the TCG Group and Sellers with full knowledge of the day-to-day Business of the TCG Group (initially, Mr. Santiago Ramirez and Mr. Lorenzo Delpani), shall meet or confer by telephone once every two weeks in order for TCG Group and Sellers to inform and keep updated Purchaser on the progress of the business, financial results, sales, expenses, income, cash flow, personnel matters and any material circumstances relating to the TCG Group companies and their Businesses during said period. At such bi-weekly meetings, the duly authorized representatives of the TCG Group and Sellers shall report to the best of their knowledge about the compliance of the Key Senior Management of the TCG Group with the provisions of Clauses 11.1 to 11.7 (inclusive). Additionally, at such meetings, the representatives of the TCG Group and Sellers shall review with Purchaser any request for consent to any actions under Clause 11.4.

11.9.2.	No anti-competitive conduct

No confidential business information will be exchanged between the Parties’ representatives during the monitoring meetings to the extent prohibited by antitrust and competition law.

The meetings of the monitoring committee shall not entail, in any event, a coordination of the competitive behavior of the TCG Group companies and the Purchaser. The Purchaser undertakes that its representative on the monitoring committee will not use the information received pursuant to this Clause for any purpose different from monitoring the maintenance of the value of the investment, nor transfer such information to any other person other than in compliance with the Confidentiality Agreement.

11.9.3.	Monthly management accounts

During the Interim Period, the Sellers undertake to deliver to Purchaser the monthly management accounts (and any interim reports prepared in the Ordinary Course of Business) of the TCG Group companies, redacted as the Sellers may reasonably deem appropriate to preserve confidential business information the delivery of which might be deemed to be instrumental to coordinate competitive conduct prior to clearance of this Transaction pursuant to applicable regulations.

12.	CLOSING OF THE TRANSACTION

12.1.	Place, date and time

The Closing of the Transaction when the effective transfer of the Shares to the Purchaser, the assignment of the Shareholders’ Loans to the Purchaser and the completion of the Payment and Funding Obligations, and the completion of such other actions and exchange of documents as provided below will be consummated (the “Closing”) will take place in Barcelona or Madrid, Spain, at the address and time notified by the Sellers to the Purchaser with no less than 4 Business Days’ notice, at the offices of a Notary Public designated by the Sellers (the “Notary Public”), on or around 11.00 am (CET) on a date falling not later than eight (8) Business Days after the date on which the Anti-trust Condition shall have been satisfied according to Clause 3 (but in no event prior to October 1, 2013),

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provided however that if, at that date on which the Closing would otherwise occur, the financial information referred to in Clause 8.3(a) with respect to the fiscal quarter ended September 30, 2013 or December 31, 2013 have been delivered to the Purchaser in compliance with Clause 8.3(a) but not prior to, respectively, November 1, 2013 or February 1, 2014, then at Purchaser’s election the Closing shall occur no earlier than the 14th day following receipt by the Purchaser of such financial information (or, if such day is not a Business Day, on the next immediately following Business Day).

And further provided that, without limiting Purchaser’s rights under Clause 13.2 to terminate this Agreement or Clauses 13.3 or 16.2, if, at the date when Closing should take place the TCG Group has incurred debt since the Locked Box Date in a manner inconsistent with Clause 11.3(i) (to the extent such debt is not prepayable at the Closing) or the activities described in Clause 11.6.1 have not been terminated by the TCG Group, or all of the actions required by Clause 11.6.2 have not been completed, in each case of Clauses 11.6.1 and 11.6.2, prior to the end of the OFAC Termination Period, the Closing may be delayed at the request of any of the Parties for not more than thirty (30) calendar days (but in no event later than eight (8) Business Days following the Long Stop Date) during which (i) the Sellers shall pass the corporate resolutions as administrators of the Company to fix such situations (solely in the case of debt incurred, being those resolutions that Purchaser recommends), including the replacement of managers and giving instructions to those new managers to cancel the debt and/or to terminate the activities as required by and in accordance with Clause 11.6, all at the expense of the TCG Group and (ii) the Price Increase through Closing shall not apply in favor of any Seller. For the avoidance of doubt, at the end of such thirty (30) calendar day (or shorter) delay period, Purchaser may elect to terminate this Agreement in accordance with Clause 13.2 if such matters are not remedied by the end of such period.

Notwithstanding any other provision in this Agreement, the date of the Closing (hereinafter referred to as the “Closing Date”) may, for the avoidance of doubt, fall beyond the Long Stop Date if the Anti-trust Condition is fulfilled before the Long Stop Date, but in no event (including pursuant to any extension right for the time of the Closing pursuant to this Clause 12.1, Clause 17.3 or otherwise) shall the Closing take place later than eight (8) Business Days following the six (6) month anniversary of this Agreement).

No later than 5 Business Days and no earlier than 10 Business Days prior to the Closing, Sellers shall deliver to the Purchaser a detailed schedule setting forth the calculation of the amounts payable by Purchaser pursuant to this Agreement, including without limitation the Shares Purchase Price, the Shareholders’ Loans Purchase Price, the amount of any Leakage, the Price Increase through Closing, any Potential Announced Leakage, any debt (and a description of the nature thereof) incurred since the Locked Box Date and any other components of such calculation. In connection with the foregoing, Sellers shall deliver all supporting documentation and provide to Purchaser access to the TCG Group companies and their books and records, and to the applicable Representatives of Sellers and the TCG Group companies, as reasonably requested by Purchaser in furtherance of its review of such schedule.

12.2.	Closing actions

On the Closing Date, all of the actions listed below shall be effected simultaneously (unidad de acto):

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(a)	Transfer deed: The Parties shall execute before the Notary Public one or more share transfer deed(s) (the “Transfer Deed”) substantially in the form included in Schedule 12.2 (a) listing the property titles indicated therein whereby (i) the Parties will acknowledge the fulfillment of the Anti-trust Condition, (ii) the Sellers will transfer ownership of 100% of the Shares and will deliver them to Purchaser, and the Purchaser will receive them and become the owner of the Shares and (iii) the Sellers will assign all of the Shareholders’ Loans to the Purchaser and Colomer Beauty and Professional Products, S.L. will accept the assignment (for the purposes of which, the Sellers will procure that Colomer Beauty and Professional Products, S.L. executes the Transfer Deed). The Transfer Deed shall also include a certificate from the joint and several administrator of the Company certifying that all formalities and procedures provided for in the by-laws of the Company have been complied with. The Sellers will acknowledge and declare in the Transfer Deed that any shareholders’ agreement relating to the Company have been complied with or waived for the purposes of completing the Transaction.

If the Purchaser has appointed an Affiliate(s) as the acquirer of the Shares and/or the assignee(s) of the Shareholders Loans, the agreed form of Transfer Deed attached hereto shall be executed also by the Purchaser as joint and several guarantor of the obligations of the Purchaser’s Affiliate(s). The Parties shall insert appropriate amendments into the Transfer Deed.

(b)	Payment of the Shares Purchase Price: The Purchaser shall pay to each Seller its respective part of the Shares Purchase Price (deducting therefrom each such Seller’s pro rata portion (in accordance with the percentages set forth in Whereas V) of the Withholding Amount, which will be paid by the Purchaser to the relevant TCG Group company on account of Sellers as provided for in Clause 17.3), by crediting the account numbers set out in Schedule 6.3. Each of the Sellers shall acknowledge receipt of each of their respective portions of the Shares Purchase Price. Payment of the Contingent Purchase Price will not, however, be paid on the Closing but in accordance with the provisions of Clause 17.5.

(c)	Payment of the Shareholders’ Loans Purchase Price: The Purchaser shall pay to each Seller its respective part of the Shareholders’ Loans Purchase Price, by crediting the account numbers set out in Schedule 6.3. Each of the Sellers shall acknowledge receipt of each of their respective portions of the Shareholder Loans’ Purchase Price.

(d)	Funding by the Purchaser to the TCG Group of the amount to be paid to cancel the TCG Facility: The Purchaser shall pay to the Lender on behalf of the relevant TCG Group company the full amount (including principal, capitalized interests plus accrued interest, gross-up payments, if applicable, any fees, including for the commitment, and any Break-Costs) owed by the relevant TCG Group company at the time of the Closing under the TCG Facility in accordance with Clause 9.1, such payment on behalf of the relevant TCG Group company structured as a contribution by the Purchaser of cash equity to the relevant TCG Group company, or of reimbursable funds or otherwise, at the Purchaser’s option.

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Funding by the Purchaser at the Closing will be arranged in coordination with Sellers to the effect that all the outstanding debt obligations secured by any security granted by any Seller over any Shares or any security granted by any member of the TCG Group in respect of shares in the capital of another member of the TCG Group or in respect of any of its assets, in each case, to secure the obligations of the Company under the TCG Facility, are settled, and hence the securities are completely and fully released and discharged by the Lenders.

(e)	Delivery of property deeds: Sellers shall present in front of the Notary Public authorizing the Transfer Deed the original property deeds evidencing the Sellers’ title to the Shares to be transferred in order for the Notary Public to record thereon the transfer of the Shares. In addition, Sellers shall deliver to the Notary Public a certificate issued by the joint administrators of the Company on the shareholders registry book of the Company as to the Shares owned by each Seller, which certificate shall be included in the Transfer Deed.

(f)	Shareholders’ register book: The Purchaser shall procure that the transfer of the Shares be immediately recorded in the Company’s shareholders’ register book (“libro registro de socios”).

(g)	Resignation of Directors: To the extent requested by Purchaser, the Sellers shall (effective as of Closing Date) procure that any or all the directors of the Company and other TCG Group companies deliver to the Purchaser letters resigning from their respective offices and positions, representing that they do not have any claim against any of the TCG Group companies and fully and definitively waiving any right or claim amount against any of the TCG Group companies.

In particular, the Sellers shall cause the termination (at the Sellers’ sole cost) of any employment or other office or director position held by Mr. Carlos Colomer in any TCG Group company at no cost for the TCG Group. Until the Closing, Mr. Colomer will continue receiving the remuneration and other fringe benefits and services benefits that he had been entitled to prior to the commencement of the Auction Process that are set forth on Schedule 12.2(g).

(h)	Appointment of directors: The Purchaser shall acknowledge the resignation of the former directors and shall appoint new Directors of the TCG Group companies. The appointments and the acceptance of the new administrators or directors of the TCG Group companies shall be documented and notarized at the Closing before the Notary Public.

(i)	Release of any former directors’ liability: The Purchaser will sign the template letter attached hereto as Schedule 12.2(i) whereby the Purchaser undertakes not to bring any actions against any director who has held the position of director of any of the TCG Group companies for the actions carried out by the director up to the Closing Date (except as provided in the letter).

(j)	Trade and investment forms: If applicable, the representative of the Sellers shall deliver to the Notary Public authorizing the Transfer Deed the corresponding D-1B forms to communicate the foreign divestitures to the Spanish General Directorate for Trade and Investment.

If applicable, the representative of Purchaser shall deliver to the Notary Public authorizing the Transfer Deed a D-1A to communicate the corresponding foreign investment to the Spanish General Directorate for Trade and Investment.

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(k)	Transfer of Interest in Subsidiaries: To the extent any interest in any subsidiary of the Company is owned, directly or indirectly, by any of the Sellers or their Related Persons, the relevant Seller(s) shall procure that such interest is delivered to Purchaser or its designee.

(l)	Other: The Parties shall execute any and all additional agreements and shall comply with any and all ancillary undertakings, commitments or obligations any of them may have towards the other in order to fulfill their obligations under this Agreement.

12.3.	Other obligations of the Parties on and following the Closing

Each of the Parties undertakes to do all that is within its reasonable capability, and to use its reasonable efforts to implement the necessary steps and to marshal the documents which are necessary for the Closing of the Transaction to be completed as envisaged in this Agreement.

Without limiting the foregoing, at and after the Closing, Sellers shall on being requested to do so by the Purchaser, do or procure the doing of all such acts and/or execute or procure the execution of such documents as the Purchaser may from time to time reasonably require in order to vest any of the Shares in the Purchaser or as otherwise may be necessary to implement and give full effect to this Agreement; and the Purchaser shall, on being requested to do so by the Sellers, do or procure the doing of all such acts and/or execute or procure the execution of such documents as the Sellers may from time to time reasonably require to be necessary to implement and give full effect to this Agreement.

13.	CLOSING DEFAULT. TERMINATION OF THE TRANSACTION

13.1.	Closing Default

(a)	If Closing does not take place on the Closing Date as a result of the Sellers not delivering 100% of the Shares free and clear from any Encumbrance or not assigning all of the Shareholders’ Loans to Purchaser, the Purchaser may, at its option elect to:

i.	(A) proceed to effect the Closing as then possible by and among the non-defaulting Parties only (and if one or more Sellers default(s) only under its/their obligation to assign its/their Shareholders’ Loan(s), also to acquire such Seller(s)’ Shares, or if one or more Sellers default(s) only under its/their obligation to transfer its/their Shares, to acquire such Seller(s)’ Shareholders’ Loan(s)) and (B) either (x) exercise, at such time as Purchaser may determine, Purchaser’s rights pursuant to Clause 13.1(b) with respect to the defaulting Sellers or (y) postpone the Closing with respect to the Shares and/or the Shareholders’ Loans of the defaulting Sellers until any Business Day that is not later than one (1) month from the date when the Closing should have taken place (the “Deferred Closing Date”), indicated by those defaulting Sellers in writing to the Purchaser (and agreed to by the Purchaser) as the time when such defaulting Seller(s) reasonably believe(s) that the obstacles beyond its/their immediate control impeding due delivery of the Shares or the Shareholders’ Loans at the Closing (such as an Encumbrance in favor of a third party created without the consent of the defaulting Party) can be removed, or until such other date as may be agreed by the Purchaser and the defaulting Sellers (it being agreed that in all such cases of a Deferred Closing Date the provisions of Clause 12 shall apply to the Closing as deferred and references in Clause 12 to Closing Date shall be deemed to be references to the Deferred Closing Date); or

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ii.	postpone the date for Closing as to all Sellers for all the Shares and Shareholders’ Loans until a Deferred Closing Date indicated by the defaulting Sellers (and agreed to by the Purchaser) on the same grounds and with the time limit set out in paragraph (i) above;

it being agreed that nothing in this Clause 13.1(a) shall give Sellers a right to delay the Closing or otherwise constitute a waiver of or limit Purchaser’s remedies under this Agreement.

(b)	Notwithstanding anything in Clause 13.1(a), if the Closing with respect to 100% of the Shares and all of the Shareholders' Loans does not take place on the Closing Date due to the Sellers not delivering 100% of the Shares, free and clear from any Encumbrance, and all of the Shareholders’ Loans being available on Closing for transfer to the Purchaser pursuant to this Agreement, and either (x) Purchaser does not elect any of the options set forth in Clause 13.1(a) or (y) Purchaser elects one of the options set forth in Clause 13.1(a) and later elects to exercise, at any time in its sole discretion (including if Closing does not take place on the Deferred Closing Date), its rights with respect to the defaulting Sellers pursuant to this Clause 13.1(b), the Purchaser may, at its option:

i.	seek specific performance by the defaulting Sellers of its/their obligation to deliver the Shares and/or the Shareholders’ Loan(s) to the Purchaser plus any Damages in obtaining such specific performance, or,

ii.	terminate this Agreement with respect to all the Sellers (or in the case of clause (y) above, with respect to the defaulting Sellers) and receive from the defaulting Sellers only (but not from the other Sellers that made available their Shares and/or Shareholders’ Loan(s) for transfer to the Purchaser) an agreed penalty that will be the sole remedy for the Purchaser, the amount of which will be 7% of the total compensation that would have been payable to such defaulting Sellers for the Shares and/or the Shareholders’ Loan(s) that the defaulting Sellers failed to deliver to the Purchaser.

(c)	If the Closing does not take place due to a failure by the Purchaser to comply with its Payment and Funding Obligations in accordance with this Agreement, BCPPP may (on behalf of all but not less than all of the Sellers), at its option, either:

i.	seek specific performance by the Purchaser to purchase and to pay the Shares and/or the Shareholders’ Loans plus any Damages in obtaining such specific performance, or,

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ii.	terminate this Agreement and receive from the Purchaser an agreed penalty that will be the sole remedy for all of the Sellers, the amount of which will be 7% of the total compensation that would have been payable to the Sellers for their Shares and the Shareholders’ Loans if the Purchaser had complied with its Payment and Funding Obligations.

(d)	Notwithstanding anything in this Agreement to the contrary, in the event that the Purchaser proceeds pursuant to Clause 13.1(a) or Clause 13.1(b), the Parties agree that the Price Increase through Closing will not apply in favor of any Seller for any period beginning after the date on which the Closing was initially to have occurred.

(e)	Without limiting any of the Purchaser's rights or remedies in this Agreement, each Seller hereby agrees that, in the event that any Seller fails to make its applicable Shareholders' Loans available for transfer at the Closing, Purchaser may elect to repay in full such Shareholders' Loans at the applicable Shareholders' Loans Purchase Price (and the applicable Seller hereby agrees that such repayment may be effected without penalty or premium and shall thereafter be deemed released and discharged in full, with such repayment being subject to any applicable deduction or withholding under applicable law).

13.2.	Termination

Termination of this Agreement will only occur as follows:

(a)	if the Anti-trust Condition is not fulfilled pursuant to Clause 3.2(c), in which case the termination of the Agreement will be effective as of the relevant time, without the need of any acknowledgement or consent by any Party;

(b)	if the Purchaser elects not to complete the Transaction because of a Burdensome Condition in Spain or USA, the termination of the Agreement will be effective as of the time that the Purchaser sends a notice of termination to the Sellers;

(c)	if the Anti-trust Condition is not fulfilled pursuant to Clause 3.2(d) (including a Burdensome Condition imposed by any Merger Control Authority of any of the Other Countries), in which case the termination of the Agreement will be effective as of the relevant time, without the need of any acknowledgement or consent by any Party;

(d)	if the Purchaser (i) fails to fulfill (as bound to under Clause 3) its obligations with respect to the antitrust clearance proceedings, or to abide by the conditions or requirements imposed by the Merger Control Authorities to authorize the Transaction (other than a Burdensome Condition) and (ii) as a consequence of such failure the Anti-trust Condition is not satisfied by the Long Stop Date or the Closing is not legally possible under anti-trust regulations, in which case the termination of this Agreement shall occur on the date of receipt by the Purchaser of a notice of termination served by the Sellers to the Purchaser;

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(e)	if (i) the information set forth in Clause 8.3(a) is not provided to Purchaser within the time periods prescribed in such Clause 8.3(a), (ii) the activities described in Clause 11.6.1 have not been terminated by the TCG Group, or all of the actions required to be taken pursuant to Clause 11.6.2 have not been completed, in each case, prior to the end of the OFAC Termination Period, (iii) the TCG Group shall have incurred any indebtedness since the Locked Box Date in a manner inconsistent with Clause 11.3(i) (to the extent that such indebtedness is not prepayable at the Closing) or (iv) Sellers fail to obtain the 280G Approvals prior to the Closing, in which case the termination of this Agreement will be effective as of the time that the Purchaser sends a notice of termination to the Sellers (for the avoidance of doubt, while Purchaser may terminate this Agreement in the circumstances described in this Clause 13.2(e), the Sellers shall only be obligated to pay the penalty contemplated by Clause 16.2(d) in the case of breaches of Sellers’ obligations as described in Clause 16.2(d)); and

(f)	in the circumstances when, pursuant to the preceding Clause 13.1, termination is expressly allowed.

The Parties shall not be entitled to terminate this Agreement for breach of any other obligation of any other Party, except in the events specifically described in the previous paragraphs of this Clause 13.

13.3.	Effect of termination

The effects of termination will depend on the reason for the termination.

(i)	If for the reasons set forth in Clause 13.2 (a), (b) or (e), none of the Parties shall be liable to pay any compensation, or have any financial or other liability, to the others, other than as provided in Clauses 16.2(d) or (e).

(ii)	If for the reasons set forth in Clause 13.2 (c) or (d), the Purchaser shall pay to the Sellers (pro rata to the Shares sold by each of them hereunder) a break-up fee in an amount equal to 7% of the total aggregate consideration that would have otherwise been payable by the Purchaser as Shares Purchase Price plus Shareholders’ Loans Purchaser Price as the sole remedy for the Sellers. The break-up fee will be payable within fifteen (15) calendar days from the termination of this Agreement.

(iii)	If terminated pursuant to the preceding Clause 13.1 the payment obligations among the Parties will be those regulated therein in each case.

For the avoidance of doubt, in no event shall any Party be entitled to (x) recover more than once in respect of the same Damages or damages arising from the same occurrence or set of occurrences; (y) receive more than one termination fee; or (z) the remedy of specific performance in addition to the collection of any termination fee.

13.4.	Contractual provisions surviving termination based on default

The provisions of this Clause 13, Clause 16.2(d) and (e), sub-clauses 17.8 through 17.11 (inclusive) and Clauses 18 through 24 (inclusive) and Exhibit 1 will survive termination on grounds of default, and will continue binding those Parties in respect of which the termination is effective. For the avoidance of doubt, nothing in this Clause 13.4 shall limit any rights of Purchaser in the event the Closing occurs, including but not limited to pursuant to Clause 16.2.

14.	[INTENTIONALLY OMITTED]

15.	REPRESENTATIONS AND WARRANTIES

15.1.	Sellers

Each Seller represents and warrants to the Purchaser that (the “Sellers’ Warranties”):

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(a)	It is the only legal owner of its Shares, which are free of any liens and Encumbrances;

(b)	it is the only and legal owner of its Shareholders’ Loans, which are free of any liens and Encumbrances;

(c)	it has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to effect and consummate the transactions contemplated hereby;

(d)	this Agreement has been, or upon execution and delivery hereof will be, duly authorized, executed and delivered by the Seller, and constitutes, or upon execution and delivery hereof will constitute, the legal, valid and binding obligations of the Seller, enforceable against it in accordance with its terms; and

(e)	The Company and certain members of the TCG Group were parties to a Long Term Syndicated Multicurrency Loan Agreement, dated December 21, 2006, pursuant to which there are no amounts outstanding.

15.2.	Purchaser

The Purchaser represents and warrants to the Sellers that:

(a)	It has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to effect and consummate the transactions contemplated hereby;

(b)	this Agreement has been, or upon execution and delivery hereof will be, duly authorized, executed and delivered by the Purchaser, and constitutes, or upon execution and delivery hereof will constitute, the legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with its terms;

(c)	it is not resident in a country or a territory that may be considered by the Spanish and Luxembourg Tax Authorities as a tax haven (paraíso fiscal); and

(d)	it has on the date hereof rights under the Acquisition Facilities to all necessary funds required, and it will have on the Closing Date all necessary funds, to perform its obligations under this Agreement (including, in particular, payment of the Shares Purchase Price and the Shareholders’ Loans Purchase Price and the cash contribution to TCG Group at the Closing to reimburse the TCG Facility).

15.3.	Updating of the Representations and Warranties at the time of the Closing

The Sellers and the Purchaser shall reiterate and confirm their respective representations and warranties at the Closing with respect to this Agreement and with respect to the contractual documentation and actions to be executed at the Closing.

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16.	SELLERS’ LIABILITY REGIME

16.1.	Sellers’ liability regime; Sole and exclusive remedy

The Purchaser acknowledges and agrees that, in consideration of (a) the Due Diligence exercise conducted by the Purchaser, (b) the Sellers’ limited involvement in the business conduct and in the financial reporting by TCG, and (c) the price agreed hereunder (which has been negotiated in consideration of the acceptance by the Purchaser of this specific feature of this transaction), the Sellers make no representations and undertake no warranties, nor any other liability for “manifest defects” (vicios aparentes) or “hidden defects” (vicios ocultos) nor assume any indemnity undertaking in favor of the Purchaser or the Company other than those contained in Clause 16.2 below, and therefore the Purchaser agrees to this Transaction with no other representation made or warranty given by the Sellers with respect to TCG and its Group, the Budget Plan, the TCG Group’s assets, rights and liabilities (whether actual or contingent), its financial situation, its past or future business performance, risks and profitability, whether arisen prior to this Agreement, at the time of entering into this Agreement, during the Interim Period, on the Closing Date or thereinafter.

16.2.	Sellers’ obligation to indemnify Purchaser

Each Seller, in the proportion that the Shares held by each Seller (as set forth in Whereas V) represent in the total number of Shares, shall indemnify the Purchaser as follows:

(a)	Inaccuracy of Sellers’ Representations and Warranties: In the case of any of the Sellers’ Warranties set forth in Clause 15.1 being false or inaccurate, the indemnification to the Purchaser will include all losses and damages suffered by the Purchaser. In the case of any of the representations and warranties of Sellers set forth in Clauses 10.3 or 11.2 being false or inaccurate, the indemnification payable by the Sellers to the Purchaser shall be the Damages suffered by the Purchaser as a consequence of any such representation or warranty being false or inaccurate.

In the event of breach of Sellers’ Warranties set forth in Clause 15.1(a), the indemnification to the Purchaser shall include at least the amount of the Payment and Funding Obligations, without prejudice to any other remedies that may be available to the Purchaser by law or under this Agreement.

With the exception of the Seller Warranties in Clause 15.1 and Clauses 10.3 and 11.2, the Sellers do not make, and shall not be deemed to make or have made, any express or implied representation or warranty with respect to the TCG Group, the Shares, the Business, the Budget Plan, the Shareholders Loans, the quality or accuracy of any due diligence or other documentation provided to the Purchaser or otherwise.

(b)	Leakages: in case of Leakage and/or Potential Announced Leakage, the Purchaser will be exclusively entitled to the specific remedy set forth in Clause 10.6.

(c)	Breaches of certain undertakings assumed under Clause 11: except as otherwise provided in this Agreement, in case of breach of the undertakings during the Interim Period, the Purchaser will be exclusively entitled to the specific remedy set forth in Clause 11.8 (as Damages are defined for this specific purpose under Clause 11.8).

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(d)	Certain covenants: in case of a breach of Sellers’ Fundamental Antitrust Obligations (as set forth in Clause 3.4(g)) or any of the undertakings of the Sellers set forth in Clause 8.3(a) (financing cooperation), Clause 11.3(i) (incurrence of certain indebtedness), or Clause 11.6 (termination of certain business activities) and, in any such case, the Closing does not occur, the Sellers shall pay to Purchaser an agreed penalty that will be the sole remedy for the Purchaser, the amount of which will be 7% of the total compensation that would have been payable to the Sellers for the Shares and the Shareholders’ Loans (which right to payment shall be in addition to Purchaser’s right to terminate this Agreement pursuant to Clause 13.2; it being agreed that, for the avoidance of doubt, the penalty described in this Clause 16.2(d) shall only be payable if the Sellers have breached any of their obligations under the provisions referenced in this Clause 16.2(d), and the mere failure to achieve the outcome contemplated by such provisions, without a breach of any of Sellers’ obligations under such provisions, will not trigger payment of the penalty).

(e)	In case of a breach of any representation, warranty, covenant or obligation of the Seller under this Agreement that does not have a specific liability regime, the indemnification payable to the Purchaser shall be the Damages suffered by the Purchaser as a consequence of the breach.

For the avoidance of doubt, the expression “all losses and damages” shall not be deemed to refer only to the defined term Damages but to include all indemnifiable damages under Spanish law. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit the rights of the Parties to claim for fraud and willful misconduct to the extent they may be asserted under Spanish law.

17.	MISCELLANEOUS

17.1.	Inapplicability of transfer restrictions in the by-laws and Sellers’ shareholders agreements

Each of the Sellers undertakes to the Purchaser that any right of pre-emption or restriction on the transfer of any Share imposed by the Company’s by-laws, or otherwise contractually established in shareholders’ agreements executed among the Sellers (and others, as applicable), does not apply to the acquisition of the Shares hereunder and each of the Sellers waives any such right or restriction conferred on it or the application thereof to the transfer of any Share and shall, before Closing, procure from any of their Related Persons, and use reasonable best efforts to procure from any third party, the irrevocable waiver of any such right or restriction conferred on any other Person who is not a party to this Agreement.

17.2.	Non-compete regarding Company’s employees

The Sellers undertake that each of them and its Affiliates (including in the case of BCPPP, any entities or funds managed or controlled by entities of BCPPP’s group, while such entities or funds are subject to such Control or management), will not solicit or attempt to solicit for employment or for the purposes of entering into a services agreement, prior to the second (2nd) anniversary of this Agreement any of the persons employed at TCG at any time after the date hereof and prior to Closing, except that the foregoing restriction shall not apply to: (i) any general solicitations not specifically directed at any employees of TCG; and (ii) those persons who may have been terminated by their respective TCG employer from time to time after Closing other than for the voluntary resignation of the employee.

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17.3.	Employees’ special sale bonus

The Sellers have informed the Purchaser about the special sale bonus (together with any other sale bonus paid in lieu thereof or in addition thereto, including without limitation any adjusting additional payment of such bonus as a result of any payment of any Contingent Purchase Price, the “Sale Bonus”) that will be paid by the Sellers to certain managers of the TCG Group and the Sellers and the Purchaser have determined and set forth in a separate letter the methodology for calculation and the preliminary estimate of the amount of the withholding tax (including any income withholding tax, social security tax, employment-related withholding tax, “golden parachute”, excise tax or any similar tax, without duplication of matters in this paragraph or the next paragraph) payable by the companies of the TCG Group in connection with the Sale Bonus (the “Withholding Amount”, as such amount may be adjusted pursuant to the next paragraph of this Clause 17.3). Within 50 days after the date hereof, the Sellers and the Purchaser shall work together to produce an updated estimate of the Withholding Amount, using the methodology set forth in the letter referenced in the preceding sentence and taking into account the estimated payments to be made as of the Closing Date.  In the event that the Purchaser and the Sellers are unable to agree upon the Withholding Amount, Purchaser’s good faith estimate of such amount shall be the Withholding Amount for purposes of the remainder of this paragraph. The Withholding Amount shall be deducted from the payment of the Shares Purchase Price otherwise payable at Closing, and thereafter paid by the Purchaser, on account of Sellers, to the relevant company in the TCG Group. Except as provided in Clause 17.5, the Sellers will have no further obligation or liability with respect to the withholding duties.  Any payments of the Sale Bonus (other than payments that are then contingent) shall be made at the Closing.

During the Interim Period, the Sellers shall, in consultation with Purchaser, use commercially reasonable efforts to obtain appropriate shareholder approval of the Sale Bonus and take such other appropriate action in accordance with the requirements of Section 280G of the U.S. Internal Revenue Code (the “Code”) so that (a) amounts will not be required to be withheld from the Sale Bonus in respect of excise taxes pursuant to Section 4999 of the Code and (b) no member of the TCG Group will lose the right to deduct the Sale Bonus as a result of the operation of Section 280G of the Code (such approvals and other actions, the “280G Approvals”).  If the Sellers are able to obtain the 280G Approvals, no amounts shall be added to the Withholding Amount on account of Section 4999 of the Code, all of the Sellers’ obligations with respect to the Withholding Amount as determined at Closing pursuant to this paragraph shall be deemed satisfied for all purposes of this Agreement and the Purchaser will cause the TCG Group to report on its tax returns in a manner consistent with having satisfied the requirements of Section 280G of the Code. If the Sellers are unable to obtain the 280G Approvals within 45 days after the date hereof, the Purchaser and the Sellers shall work together to produce a reasonable estimate of the excise tax applicable to the Sale Bonus if the Sellers were to fail to obtain the 280G Approvals but nevertheless proceed with the Sale Bonus. In the event that the Purchaser and the Sellers are unable to agree upon such excise tax amount, Purchaser’s good faith estimate of such amount shall be the excise tax for purposes of the remainder of this paragraph. If Sellers fail to obtain the 280G Approvals but nonetheless pay the Sale Bonus or other amounts that constitute parachute payments under Section 280G of the Code then, subject to Purchaser’s rights under Clause 13.2(e), the Withholding Amount shall be increased by an amount equal to the excise taxes payable with respect to such payments.

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If five (5) calendar days prior to the Closing the Sellers shall have not obtained the 280G Approvals in accordance with the preceding paragraph, the Sellers shall be entitled to extend the Closing date for an additional period of fifteen (15) calendar days (during which time the Price Increase through Closing shall not apply in favor of any Sellers), provided that in no event shall the Closing Date be extended beyond the date that is eight (8) Business Days following the Long-Stop Date. In the event of any extension, nothing shall limit Purchaser's rights under the preceding paragraphs of this Clause 17.3 or Clause 13.2(e).

The relevant company in the TCG Group shall pay to the Tax Authorities the Withholding Amount, pursuant to the tax regulations.

17.4.	Waiver of 2000 agreement earn out

Subject to the Closing occurring, upon the signature of this Agreement by the Parties hereto, the Purchaser, on its own name and on behalf of all its Affiliates, Related Persons and group companies (Revlon Entities for the purposes of this Clause 17.4), expressly waives any right to receive or claim from any of the Sellers, their Related Persons, Affiliates or group companies and/or from any TCG group company, any and all outstanding payments deriving from the Purchase Agreement dated February 18 2000, as amended, by and between Revlon, Inc. and other companies controlled by Revlon, Inc., and TCGP (then a Luxembourg S.a.r.l company under the name of Beauty Care Professional Products Luxembourg, S.a.r.l.), including, in particular, any contingent consideration that might be due under Section 2.8 of that agreement.

Any such payment, if any, made by any TCG Group company in favor of any Revlon Entity will not be deemed as a Leakage herein nor would it entail any reduction of the Purchaser’s Funding and Payment Obligations.

17.5.	Payment of Contingent Purchase Price

Payment of the Contingent Purchase Price will be made by the Purchaser to the Sellers (pro rata to the Shares sold by each of them hereunder), subject to the following paragraph, during the following ten (10) calendar days after TCG Group receives the corresponding amount in cash (or a credit which is actually used as a setoff for amounts otherwise due which shall be deemed to be received on the date the amounts were otherwise due) after any final, binding and non-appealable resolution released by the competent Court on any of the appeals referred to in Exhibit 6.1.

Payment of the Contingent Purchase Price will be made in Euros and shall be reduced by (i) the amount of any applicable deduction or withholding or any other taxes payable by the TCG Group in respect of the receipt of any amounts pursuant to the appeals referred to in Exhibit 6.1, whether on account of any cost, charges, withholding tax or any other cause, (ii) the third-party out-of-pocket costs and expenses (to the extent not advanced by Sellers), including but not limited to all third-party out-of-pocket legal and other professional fees and expenses, of the TCG Group companies incurred or paid from and after June 30, 2013 in connection with or arising out of the matters described in Exhibit 6.1, and (iii) any income withholding tax, social security tax, employment-related withholding tax, "golden parachute" excise tax or any similar tax and any interest, penalties or additions to tax related thereto in excess of the Withholding Amount as determined at Closing assessed by a taxing authority or authorities on any member or members of the TCG Group in connection with the Sale Bonus. For purposes of this Clause 17.5, a tax shall be considered to be assessed to the extent that (A) a taxing authority has raised an issue or levied an assessment related to the Sale Bonus in an audit or other examination of a member of the TCG Group, or (B) Purchaser otherwise reasonably determines in good faith after consultation with the Sellers that there is a significant risk that such a tax may be imposed by a taxing authority on a member of the TCG Group, in each case in an amount as reasonably determined by the Purchaser. Additionally, Purchaser shall be entitled to offset from any Contingent Purchase Price payment any portion (or all) of outstanding payments owed to Purchaser pursuant to Clause 16.2. For the avoidance of doubt, the Contingent Purchase Price cannot be less than zero.

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The Purchaser will cause TCG Group companies to utilize Uria and Garrigues (at the cost of the Sellers) to represent TCG Group with the referred appeals (it being agreed that, notwithstanding anything in this Agreement to the contrary, the Sellers shall have the right to direct such appeals, provided that the Purchaser may participate in all aspects of such appeals, including, without limitation, receiving documents and attending hearings and conferences, and provided further that the Sellers shall reasonably consider the input of Purchaser, taking into account the Purchaser’s significant interest in preserving the good will, reputation and legal rights and interests of the TCG Group. Notwithstanding the foregoing, the Sellers shall not direct the settlement or compromise of any appeal without the express prior written consent of the Purchaser, except that the Purchaser’s prior written consent shall not be required for the Sellers to direct the settlement or compromise of any appeal if such settlement or compromise satisfies all of the following: (A) it results solely in the payment of a monetary award to the TCG Group, (B) it provides for an unconditional release of the TCG Group companies, (C) it does not require an admission of liability on the part of the TCG Group or any of its Affiliates, and (D) it does not impose any restrictions or obligations on the TCG Group or any of its Affiliates or adversely affect the business, financial condition, reputation or tax position of the TCG Group or any of its Affiliates.

17.6.	Information rights

After the Closing Date, the Purchaser shall furnish each Seller with any information relating to the TCG Group reasonably required by Sellers to comply with their reporting requirements under any applicable laws as soon as reasonably practicable following such Seller’s request.

From and after the date hereof, including after the Closing Date, each Seller shall furnish to the Company any information relating to the TCG Group, provided it is available to each relevant Seller and, with respect to periods after the Closing Date, missing in the TCG Group files, reasonably required by the Company or the Purchaser, as applicable, for any reasonable business purpose, including to comply with its reporting requirements under any applicable laws, as soon as reasonably practicable following such request of any member of the Company or the Purchaser, subject to applicable antitrust and competition law.

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17.7.	Currency exchange rate

Any Leakage (other than any Potential Announced Leakage) that is denominated in Euros will be converted into US Dollars for quantifying the corresponding adjustment of the Shares Purchase Price provided in this Agreement at the official exchange rate published by the European Central Bank for Euros/US Dollar on the date of the Leakage or if such Date is not a Business Day, on the immediately following Business Day. In the case of any Potential Announced Leakage resulting from the drawdown under the TCG Facility in Euros, the amount of such drawdown, plus any accrued interest, any gross-up payments, if applicable, and any fees, including for the commitment (whether paid by any member of the TCG Group or funded by a drawdown of the TCG Facility), under the TCG Facility (including the applicable portion of the initial commitment fee), will be converted into US Dollars for quantifying the corresponding adjustment of the Shares Purchase Price provided in this Agreement at the average of the official exchange rate published by the European Central Bank for Euros/US Dollars as of the close of business for the three (3) Business Days immediately prior to the Closing Date.

Any other currency conversion that might be appropriate for the purposes of this Agreement will be calculated pursuant to an analogous method, taking the European Central Bank’s official exchange rate at the relevant date.

17.8.	Rights and obligations

The obligations of the Sellers under this Agreement are several and not joint in all respects.

When several Sellers are liable for an obligation under this Agreement, each Seller’s obligation shall be proportional to its pro rata share in the Company’s share capital.

A Seller will only be liable to indemnify the Purchaser for its own breaches of obligations binding upon such Seller under this Agreement, and not for breaches by other Sellers of their obligations.

If any obligation or liability of one or more (but not all) of the Sellers is, or becomes, illegal, invalid or unenforceable in any respect, that shall not affect nor impair the validity and enforceability of the obligations and liabilities of the other Sellers under this Agreement.

Nothing in this Agreement shall prevent the Parties from asking the courts for all measures which enable them to prevent breaches or threatened breaches of their contractual and legal rights (including specific performance) or, in general, to seek the enforcement of the Agreement. In particular, the Parties shall be entitled to any and all kinds of precautionary measures, including preventive and/or mandatory injunctions. In any case, for the avoidance of doubt the Parties acknowledge that any breach or threatened breach of this Agreement would imply an extreme risk of frustration of its purposes and of its enforcement.

17.9.	Assignment

Except as provided in Clauses 4.3 and 5.3, none of the rights and benefits under this Agreement (including any cause of action arising in connection with any of them) may be assigned by a Party.

Without prejudice to the above, the Purchaser may assign its right to purchase and acquire the Shares or the Shareholders Loans to one or more Purchaser’s Affiliates subject to the provision in Clauses 4.3 and 5.3, and consequently the Purchaser shall be jointly and severally liable with such assignee for the full and timely settlement by such assignee of the Payment and Funding Obligations assumed by Purchaser under this Agreement.

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17.10.	Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, such provision shall be deemed to be severed from this Agreement. The remaining provisions will remain in full force in that jurisdiction and all provisions will continue in full force in any other jurisdiction. The Parties shall in good faith negotiate a valid, legal and enforceable provision for the purposes of replacing the provision in question on terms as similar as possible.

17.11.	Supremacy

The Parties agree that this Agreement shall prevail over any other document formalizing the transactions contemplated in this Agreement and, therefore, the parties agree not to take any actions under those documents with the purpose to claim or exercise any rights, or that result in a claim or exercise of rights, against the other party that are not recognized as available to such Party in this Agreement.

17.12.	No solicitation

Each of the Sellers agrees that between the date of this Agreement and the Closing Date, none of the Sellers shall, and shall procure that none of their Related Persons shall solicit, initiate or engage in discussions or negotiations in connection with any other proposals or offers from any Person (other than the Purchaser or its Affiliates) relating to any acquisition or purchase of any equity or debt interest in or assets of any member of the TCG Group or any merger, consolidation or other business combination, involving or otherwise relating to any member of the TCG Group or its assets (together, an “Alternative Proposal”), participate in any discussions or negotiations with any Person (other than the Purchaser and Representatives) regarding any Alternative Proposal or furnish to any Person (other than the Purchaser and its Representatives) any information in any form (e.g., written, oral or electronic) with respect to the TCG Group or its business or otherwise cooperate with or assist any such Person to make an Alternative Proposal, or enter into any agreement, letter of intent or other commitment, arrangement or understanding with respect to any of the foregoing. Each Seller shall immediately upon execution of this Agreement terminate or cause to be terminated any such activities and shall notify the Purchaser of any inquiry or contact from a third party relating to an Alternative Proposal and shall request the return or destruction of any information provided to any Person prior to the date hereof in connection with any potential Alternative Proposal to the extent permitted under the applicable confidentiality agreement with such Person.

18.	CONFIDENTIALITY

From and after the date hereof, the terms and conditions contained in this Agreement and any information delivered by one Party to any other Party in connection with this Agreement (the “Information”) shall be kept strictly confidential by the receiving Party and shall not be used by the receiving Party except in connection with the Transaction. Following the Closing (x) Information of the Purchaser shall include all the information relating to the business, financial or other affairs of TCG Group (the “TCG Information”) and (y) the Sellers shall be deemed to be the receiving Party with respect to the TCG Information.

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Each Party agrees to limit the distribution of the Information received only to its Affiliates and its Representatives (all of whom shall be informed of the confidentiality and use restrictions thereof and shall agree to keep it confidential and only use such Information to the same extent the distributing Party is bound) as far as such distribution is necessary for the completion, enforcement and fulfilment of this Agreement and for audit, accounting or internal compliance purposes of each Party.

Notwithstanding the foregoing, a Party may disclose Information if, and only to the extent (i) such disclosure is required by any applicable laws, administrative or judicial order, or by the rules or regulations of any stock exchange or other regulatory body to which such Party is subject; (ii) such disclosure is required to complete the actions, fulfill the obligations and vest or enforce the rights set forth hereunder; (iii) the disclosed Information has come into the public domain through no fault of the Party making the disclosure; (iv) the disclosure is made by the Purchaser to the financial institutions considering providing financing to the Purchaser; or (v) such disclosure is made by the Sellers to the investors of the respective Sellers’ funds, as reasonably necessary to be disclosed to the investors in their capacity as investors (other than in with respect to TCG Information following the Closing); provided that in case of paragraph (i) (but other than in connection with public company reporting requirements), the disclosing Party shall provide the other Party with advance notice of such disclosure and a reasonable opportunity to seek an appropriate protective order or other remedy (which the Parties will reasonably cooperate in obtaining).

Purchaser acknowledges and agrees that, in addition to the foregoing, the terms and conditions of the confidentiality agreement executed on July 11, 2012 as extended on April 11, 2013 (the “Confidentiality Agreement”) with respect to this Transaction will continue to be binding upon it through Closing. If the Closing occurs, the Confidentiality Agreement shall terminate and, if Closing does not take place, the Confidentiality Agreement shall continue to apply for the term set forth in the Confidentiality Agreement.

19.	PUBLIC ANNOUNCEMENTS

The execution of this Agreement can be publicly announced by either Party. The Sellers will delay broadcasting public information about the execution of this Agreement or the consummation of the Transaction until the public announcement by the Purchaser of such execution or consummation, as the case may be (but not later than 4 business days following such event).

The Purchaser and the Sellers will provide drafts of any proposed public announcements prior to public disclosure thereof and will consider in good faith any suggestion to, or from, the other Party. The Sellers agree that they may not publicly disclose any terms of this Agreement or the Transaction that have not been publicly disclosed by Purchaser. Reporting by BCPPP to its ultimate investors will not be considered a public announcement, provided that the reporting by BCPPP to its ultimate investors of the execution of this Agreement or the consummation of the Transaction shall not occur prior to the initial public announcement on Form 8-K of the execution of this Agreement or the consummation of the Transaction, as applicable, by Purchaser and BCPPP shall provide Purchaser with an opportunity to review and comment on such reporting reasonably in advance of such reporting.

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20.	TAXES AND EXPENSES

20.1.	Expenses

Except as provided otherwise herein, each Party shall pay its own costs and expenses in connection with the negotiation, due diligence (in the case of the Purchaser), preparation and performance of this Agreement. The fees of advisors, auditors and other professionals retained in connection with the Transaction by the Purchaser or the Sellers shall be borne by the Party that in each case contracted such advisors.

The Purchaser shall pay all costs of its Due Diligence. The TCG Group companies shall pay the costs of the Due Diligence preparation for and availability during the Auction Process (except for the fees for the VDD payable to Deloitte to the extent not paid by the TCG Group prior to the Locked Box Date, which will be reimbursable by the Sellers). For the avoidance of doubt, any fees and expenses of legal firms and financial advisors (including Uría Menéndez, Michel Dyens and, to the extent not paid on or prior to June 30, 2013, Deloitte), other than those firms and advisors retained by the Purchaser, in connection with the Transaction will be borne by the Sellers.

20.2.	Taxes

All Taxes and expenses in connection with the Transaction will be borne by the Purchaser except for:

(a)	Income taxes that according to the applicable tax laws are due and payable by the Sellers, and,

(b)	The amount set forth in Clause 17.3 that the Sellers will deliver to the TCG Group.

21.	PAYMENTS

21.1.	Full Payments

All payments to be made under this Agreement shall be made in full without any set-off or counterclaim and free from any deduction or withholding.

21.2.	Delay interest

If any amount required to be paid under this Agreement is not paid when due, interest shall accrue on the unpaid amount from, and including, the date when payment was due up to, but excluding, the date when the due amount is fully settled at an annual rate of interest equal to the sum of (i) the legal interest rate in Spain from time to time plus (ii) 5% (the “Delay Interest”).

Any Delay Interest accrued will be due and payable immediately and shall not be capitalised nor accrue new Delay Interest.

Payment of Delay Interest shall be made at the time, and with preference to, payment (whether total or partial) of the outstanding principal amount. Payment of the principal amount without settling the accrued interest amount will, however, not terminate the obligation to pay the Delay Interest accrued.

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22.	NOTICES

Any notice or other communication to be given under or in connection with this Agreement shall be in the English language (unless the document is a statutory or other official document in which case, if required by the addressee, it shall be accompanied by a sworn English translation) in writing and signed by or on behalf of the Party giving it and marked for the attention of the relevant Party. A notice may be delivered personally or sent by fax, or recognized courier delivery service or e-mail, to the address or fax number provided below:

Sellers:

To BCPPP:

Name:	Beauty Care Professional Products Participations, S.A.
Address:	33 Boulevard Prince Henri, L-1724
For the attention of:	Mrs. Emanuela Brero
E-mail address:	ebrero@cvc.com
Fax number:	+ 352 26 47 83 67

with a copy to:	Mr. Pablo Costi
Address:	Calle Serrano 42, first floor
E-mail address:	pcosti@cvc.com
Fax number:	+ 34 91 436 42 82

To Romol Hair & Beauty Group , S.L.

For the attention of:	José María Sambeat Domenech
Address:	c/ Mallorca 272-276, 4º, 10º; 08037 Barcelona
E-mail address:	jsambeat@nestragessl.e.telefonica.net
Fax number:	+ 34 93 487 12 67

with a copy to:	D. Carlos Colomer Casellas
Address:	c/ Compte d´Urgell 240, 5º B; 08036 Barcelona
E-mail address:	carlos.colomer@thecolomergroup.com
Fax number:	+ 34 93 363 71 61

To Staubinus:

For the attention of:	D. José María Sambeat Domenech
Address:	c/ Mallorca 272-276, 4º, 10º; 08037 Barcelona
E-mail address:
Fax number:	+ 34 93 487 12 67

with a copy to:	D. Carlos Colomer Casellas
Address:	c/ Compte d´Urgell 240, 5º B; 08036 Barcelona
E-mail address:
Fax number:	+ 34 93 363 71 61

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To Norvo, S.L.

For the attention of:	D. Carlos Sahuquillo
Address:	c/ Compte d´Urgell 240, 5º B; 08036 Barcelona
E-mail address:	csahuquillo@norvo.es
Fax number:	+34 93 410 71 57

with a copy to:	D. Daniel Gomez García
Address:	c/ Compte d´Urgell 240, 5º B; 08036 Barcelona
E-mail address:	dgomez@norvo.es
Fax number:	+ 34 93 410 71 57

Purchaser:

Name:	Revlon Consumer Products Corporation
Address:	237 Park Avenue, New York, NY 10017
For the attention of:	Robert Kretzman
Lauren Goldberg
E-mail address:	Robert.Kretzman@revlon.com
Lauren.Goldberg@revlon.com
Fax number:	212-527-5693

with a copy to:	Garrigues
Address:	Hermosilla, 3 - 28001 Madrid
For the attention of:	Renata Mendaña
Fax number:	+34 91 399 24 08
E-mail address:	Renata.Mendana@garrigues.com

with a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP
Address:	Four Times Square, New York, NY 10036
For the attention of:	Alan C. Myers
Peter D. Serating
E-mail address:	Alan.Myers@skadden.com
Peter.Serating@skadden.com
Fax number:	212-735-2000

A notice shall be deemed to have been served:

(a)	If delivered personally or by courier, at the time of the delivery; and

(b)	If sent by fax or e-mail (with a confirmatory transmission report or other acknowledgement of good receipt) at the time of the transmission;

provided that, in each case where delivery by hand or by e-mail occurs outside Working Hours for the Party receiving such notice or at any time on a day which is not a Business Day, service shall be deemed to occur at 9:00 a.m. on the next following Business Day.

Reference to time in this Clause are to local time at the address to which the relevant notice is sent.

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23.	DISPUTE RESOLUTION

The Parties expressly waive the jurisdiction of any forum that any of the Parties may be entitled to, and agree to submit the decision on any dispute arising out of or in connection with this Agreement or any other Transaction documents (including a dispute as to the existence, validity or termination of this Agreement or such other Transaction documents, and the consequences of their nullity) to the exclusive jurisdiction of the courts of the city of Madrid (Spain).

24.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with Spanish common Law, excluding the conflict of law provisions thereof. This Agreement is being entered into by the Parties in English. The Parties will cooperate in good faith to agree, no later than thirty (30) calendar days after the date hereof, to a Spanish translation of the Agreement, which shall be incorporated into the Transfer Deed together with the executed English version of the Agreement. In the event of conflict between the English and the Spanish versions of this Agreement, the English version shall prevail.

IN WITNESS WHEREOF each Party has executed this Agreement, or caused this Agreement to be executed by its duly authorized representatives.

[Remainder of page intentionally left in blank; signature page follows]

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SIGNATURE PAGE

SELLERS

Beauty Care Professional Products Participations, S.A.
P.p

/s/ Delphine Tempé
Name: Delphine Tempé

Romol Hair & Beauty Group, S.L.
P.p

/s/ Carlos Colomer Casellas
Name: Carlos Colomer Casellas

Norvo, S.L.
P.p

/s/ Daniel Gómez Garcia
Name: Daniel Gómez Garcia

Staubinus España, S.L.
P.p

/s/ Carlos Colomer Casellas
Name: Carlos Colomer Casellas

PURCHASER

Revlon Consumer Products Corporation
P.p

/s/ Robert Kretzman
Name: Robert Kretzman

Exhibit 1

Definitions

In this Agreement the following terms shall have the meaning set forth below (such meanings to be equally applicable to the singular and plural forms of such terms):

“Affiliate” means, with respect to a Person, any other Person, directly or indirectly, Controlling or Controlled by, or under common Control with, that Person.

“Agreement” means this document and all the Exhibits and Schedules attached hereto, each of which constitutes an integral part of this Agreement.

“Budget Plan” means the budget plan for the TCG Group for 2013 as mutually agreed in writing by the parties as of the date hereof.

“Business Day” means a day (other than Saturday, Sunday or a public holiday) on which banks are generally open in Madrid and New York for normal business.

“Control” means, with respect to a Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Damages” means all actual damages (daño emergente), including charges, costs, fines, penalties, interest and all legal and other professional fees and expenses, including in each case, all related Taxes, and excluding any indirect damages, consequential damages, loss of profits and any form of punitive damages.

“Encumbrance” means any right or interest of any Person or any mortgage, charge, pledge, encumbrance, lien, assignment, hypothecation, security interest or title retention or similar restriction on transfer of title or voting right.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board (incorporating International Accounting Standards issued by the former International Accounting Standards Committee) and the final interpretations prepared by the International Financial Reporting Interpretations Committee of the International Accounting Standards Board as approved by the International Accounting Standards Board (including, where applicable, interpretations of International Accounting Standards by the former Standing Interpretations Committee of the International Accounting Standards Committee).

“Intellectual Property Rights” means patents, trademarks, logos, trade names, internet domain names, rights in designs, copyright (including rights in computer software) and moral rights, database rights, semi-conductor topography rights, utility models, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for registration, and all rights or forms of protection having equivalent or similar effect anywhere in the world.

“Key Senior Management” shall mean Mr. Lorenzo Delpani, Mr. Hans Marteau, Mr. Martín García, Mr. Sennen Pamich, Mr. Javier Asarta, Mr. Jordi Puntes, Mr. Roberto Simón and any other Person mutually agreed by the Sellers and the Purchaser from time to time.

“Material Contract” means any agreement or arrangement which (a) is in the nature of a partnership, joint venture or consortium arrangement; (b) involves or is reasonably likely to involve, a payment in excess of 100,000 Euros, individually or in the aggregate; (c) limits or excludes the ability of a TCG Group company to do business or to compete in any line of business; or (d) is not terminable by the TCG Group with penalty on less than twelve (12) months’ notice.

“Notary Public” means the notary public to be designated by the Sellers and before whom the Transfer Deed and related Closing actions referred to in Clause 12.2 will be carried out.

“Ordinary Course of Business” means ordinary course of business consistent with past practices of the TCG Business up to the date of this Agreement and, in all cases, consistent with the Budget Plan and the actions and decisions underlying the Budget Plan (but in no case shall the Sellers or the TCG Group management undertake any obligation or liability to achieve the specific business or financial results from such actions carried out and decisions made insofar as they are consistent with those underlying the Budget Plan).

“Parties” means the Sellers and the Purchaser.

“Party” means either any of the Sellers or the Purchaser as appropriate.

“Person” means any individual or an entity or organization, including a corporation, share company, limited liability company, partnership, trust, association, governmental authority or political subdivision, an agency or instrumentality thereof or anybody with legal personality separate from its equity-holders or members, and shall include that Person’s legal representatives and successors.

“Related Persons” means with respect to any Person, its Affiliate and the Representatives of such Person or of any of its Affiliates.

“Representatives” means, in relation to any Person, the directors, officers, employees and the advisors retained by such Person or any of its Affiliates for the relevant transaction or situation.

“Tax” means income taxes, duties, social security charges, customs, excise duties and withholding taxes and any other taxes or charges imposed by any authority, including penalties and interest relating to such taxes duties and charges.

“TCG” means group of companies headed by and including The Colomer Group Participations, S.L. as listed in Schedule II.

“Transaction Documents” means this Agreement, the Transfer Deed and any other document referred to in or contemplated by this Agreement.

“Working Hours” means 9:00 a.m. to 5.00 p.m. on a Business Day.